EXHIBIT 99.2

Teck Resources Limited

Consolidated Financial Statements

For the Years Ended December 31, 2011 and 2010

Teck

Management’s Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditor’s report.

Donald R. Lindsay
President and Chief Executive Officer

Ronald A. Millos
Senior Vice President, Finance and Chief Financial Officer

February 28, 2012

Independent Auditor’s Report

To the Shareholders of Teck Resources Limited
We have completed an integrated audit of Teck Resources Limited and its subsidiaries’ December 31, 2011 consolidated financial statements and their internal control over financial reporting as at December 31, 2011 and an audit of their December 31, 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Teck Resources Limited and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2011, 2010 and January 1, 2010 and the consolidated statements of income, comprehensive income, cash flows and changes in equity for the years ended December 31, 2011 and 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Teck Resources Limited and its subsidiaries as at December 31, 2011, 2010 and January 1, 2010 and their financial performance and their cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Teck Resources Limited’s and its subsidiaries’ internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Teck Resources Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by COSO.

Chartered Accountants

February 28, 2012
Vancouver, British Columbia

Teck Resources Limited
Consolidated Statements of Income
Years ended December 31

(Cdn$ in millions, except for share data)	2011	2010

Revenues	$11,514	$9,223

Cost of sales	(6,637)	(5,701)

Gross profit	4,877	3,522

Other operating expenses
General and administration	(125)	(137)
Exploration	(105)	(56)
Research and development	(17)	(20)
Other operating income (expense) (Note 7)	(174)	640

Profit from operations	4,456	3,949

Finance income (Note 8)	113	95
Finance expense (Note 8)	(595)	(691)
Non-operating income (expense) (Note 9)	197	(418)
Share of losses of associates (Note 13)	(5)	(5)

Profit before tax	4,166	2,930

Provision for income and resource taxes (Note 18)	(1,398)	(994)

Profit for the year	$2,768	$1,936

Profit attributable to:
Shareholders of the company	$2,668	$1,820
Non-controlling interests	100	116

Profit for the year	$2,768	$1,936
Earnings per share (Note 21(g))
Basic	$4.52	$3.09

Diluted	$4.50	$3.08

Weighted average shares outstanding (millions)	590.4	589.5

Shares outstanding at end of year (millions)	586.6	590.6

The accompanying notes are an integral part of these financial statements.

Teck Resources Limited
Consolidated Statements of Comprehensive Income
Years ended December 31

(Cdn$ in millions)	2011	2010

Profit for the year	$2,768	$1,936

Other comprehensive income (loss) in the year
Currency translation differences (net of taxes of $3 and $(36))	77	(68)
Available-for-sale financial instruments (net of taxes of $12 and $(1))	(106)	8
Cash flow hedges (net of taxes of $2 and $4)	(2)	(12)
Actuarial loss on retirement benefit plans (net of taxes of $59 and $36)	(124)	(83)

Total other comprehensive loss for the year	(155)	(155)

Total comprehensive income for the year	$2,613	$1,781

Total other comprehensive loss attributable to:
Shareholders of the company	$(155)	$(153)
Non-controlling interests	-	(2)

	$(155)	$(155)

Total comprehensive income attributable to:
Shareholders of the company	2,513	1,667
Non-controlling interests	100	114

	$2,613	$1,781

The accompanying notes are an integral part of these financial statements.

Teck Resources Limited
Consolidated Statements of Cash Flows
Years ended December 31

(Cdn$ in millions)	2011	2010

Operating activities
Profit for the year	$2,768	$1,936
Adjustments for:
Depreciation and amortization	911	916
Provision for deferred income and resource taxes	701	282
Share of loss of associates	5	5
Gain on sale of investments and assets	(174)	(859)
Unrealized gains on derivatives	(158)	(182)
Asset write-downs	30	-
Foreign exchange gains	(7)	(81)
Loss on debt repurchase	-	782
Finance income	(113)	(95)
Finance expense	595	691
Other	73	(18)

	4,631	3,377
Net change in non-cash working capital items	(674)	(103)
	3,957	3,274
Investing activities
Purchase of property, plant and equipment	(1,236)	(810)
Purchase of financial investments and other assets	(463)	(46)
Proceeds from the sale of investments and other assets	289	1,239
Decrease in restricted cash	-	91

	(1,410)	474
Financing activities
Issuance of debt	1,907	1,560
Repayment of debt	(104)	(5,054)
Debt interest paid	(377)	(533)
Issuance of Class B subordinate voting shares	4	33
Purchase and cancellation of Class B subordinate voting shares	(171)	-
Dividends paid	(354)	(118)
Distributions to non-controlling interests	(54)	(89)

	851	(4,201)

Effect of exchange rate changes on cash and cash equivalents	175	(46)

Increase (decrease) in cash and cash equivalents	3,573	(499)

Cash and cash equivalents at beginning of year	832	1,331

Cash and cash equivalents at end of year	$4,405	$832
Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these financial statements.

Teck Resources Limited
Consolidated Balance Sheets

	December 31,	December 31,	January 1,
(Cdn$ in millions)	2011	2010	2010

ASSETS
Current assets
Cash and cash equivalents (Note 10)	$4,405	$832	$1,331
Current income and resource taxes receivable	101	16	38
Trade accounts receivable	1,242	1,078	935
Inventories (Note 11)	1,641	1,374	1,366
	7,389	3,300	3,670

Financial and other assets (Note 12)	1,138	805	628
Investments in associates (Note 13)	715	659	650
Property, plant and equipment (Note 14)	23,150	22,309	22,567
Deferred income and resource tax assets (Note 18)	180	345	293
Goodwill (Note 15)	1,647	1,637	1,662
	$34,219	$29,055	$29,470
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities (Note 16)	$1,435	$1,347	$1,096
Dividends payable	235	177	-
Current income and resource taxes payable	93	161	149
Debt (Note 17)	359	65	1,121

	2,122	1,750	2,366

Debt (Note 17)	6,676	4,883	6,884
Deferred income and resource tax liabilities (Note 18)	5,342	4,899	4,653
Retirement benefit liabilities (Note 19)	691	542	467
Other liabilities and provisions (Note 20)	1,495	1,086	643

	16,326	13,160	15,013
Equity
Attributable to shareholders of the company	17,721	15,773	14,357
Attributable to non-controlling interests	172	122	100
	17,893	15,895	14,457
	$34,219	$29,055	$29,470

  Contingencies (Note 22)
  Commitments (Note 23)

Approved on behalf of the Board of Directors

“Hugh J. Bolton”	“Janice G. Rennie”
Hugh J. Bolton	Janice G. Rennie
Chairman of the Audit Committee	Director

The accompanying notes are an integral part of these financial statements.

Teck Resources Limited
Consolidated Statements of Changes in Equity
Years ended December 31

(Cdn$ in millions)	2011	2010

Class A common shares (Note 21)	$7	$7

Class B subordinate voting shares (Note 21)
Beginning of year	6,795	6,750
Share repurchases	(57)	-
Issued on exercise of options	5	45

End of year	6,743	6,795

Retained earnings
Beginning of year	8,840	7,398
Profit for the period attributable to shareholders of the company	2,668	1,820
Dividends declared	(412)	(295)
Share repurchases	(114)	-
Actuarial loss on retirement benefit plans	(124)	(83)

End of year	10,858	8,840

Contributed surplus
Beginning of year	84	85
Share-based payment expense (Note 21(c))	14	11
Transfer to Class B subordinate voting shares on exercise of options	(1)	(12)

End of year	97	84

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 21(f))

Beginning of year	47	117
Other comprehensive loss before actuarial loss on retirement benefit plans	(31)	(70)

End of year	16	47

Non-controlling interests
Beginning of year	122	100
Profit for the year attributable to non-controlling interests	100	116
Other comprehensive income	-	(2)
Other	4	(3)
Distributions to non-controlling interests	(54)	(89)

End of year	172	122

Total equity	$17,893	$15,895

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements
Years ended December 31, 2011 and 2010

1.	NATURE OF OPERATIONS

Teck Resources Limited and its subsidiaries (“Teck,” “we,” “us,” or “our”) are engaged in mining and related activities including exploration, development, processing, smelting and refining. Our major products are steelmaking coal, copper and zinc. We also produce precious metals, lead, molybdenum, electrical power, fertilizers and other metals. Metal products are sold as refined metals or concentrates. We also own an interest in a wind power project and in certain oil sands leases and have a partnership interest in an oil sands development project.

Teck is a Canadian corporation and our registered office is at 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

2.	BASIS OF PREPARATION

We prepare our financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These annual consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). We adopted IFRS in accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”) as at January 1, 2010. Subject to certain transition elections provided for in IFRS 1 and disclosed in Note 31, we have consistently applied the same accounting policies in our opening IFRS balance sheet as at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 31 discloses the impact of the transition to IFRS on our reported equity, comprehensive income and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended December 31, 2010. The exemptions we have taken in applying IFRS for the first time are set out in Note 31.

The policies applied in these annual consolidated financial statements are presented in Note 3 and are based on IFRS issued and outstanding as of February 28, 2012, the date the Board of Directors approved the financial statements. These accounting policies have been applied in preparing the financial statements for the years ended December 31, 2011 and 2010, and the opening balance sheet on January 1, 2010, the date of transition.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck Resources Limited and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (“TML”), Teck American Inc. (“TAI”), Teck Alaska Inc. (“TAK”), Teck Highland Valley Copper Partnership (“Highland Valley Copper”), Teck Coal Partnership (“Teck Coal”), Compañia Minera Teck Quebrada Blanca S.A. (“Quebrada Blanca”) and Compañia Minera Teck Carmen de Andacollo (“Andacollo”).

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

All subsidiaries are entities that we control, either directly or indirectly, where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This control is evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All of our inter-company balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that we control, but do not own 100% of, the net assets and net profit attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated balance sheet and consolidated statement of income and comprehensive income.

Certain of our mining activities are conducted through entities or assets where we share joint control including Compañia Minera Antamina (“Antamina”), Galore Creek Partnership (“Galore Creek”), Waneta Dam, Greenhills operation and Wintering Hills Wind Power Project. These entities and assets are accounted for using the proportionate consolidation method.

All dollar amounts are presented in Canadian dollars unless otherwise specified.

Interests in Joint Ventures

A joint venture can take the form of a jointly controlled entity, jointly controlled operation or jointly controlled asset. All joint ventures involve a contractual arrangement that establishes joint control. A jointly controlled entity is an entity in which we share joint control over the strategic, financial and operating decisions with one or more venturers through the establishment of a corporation, partnership or other entity. A jointly controlled operation involves the use of the assets and resources of the venturers rather than the establishment of a corporation, partnership or other entity. The operation incurs its own expenses and liabilities and raises its own finances. A jointly controlled asset involves joint control of one or more of the assets acquired or contributed for the purpose of the joint venture. Each venturer takes a share of the output from the assets and bears an agreed share of the expenses.

All joint ventures are accounted for using the proportionate consolidation method. Our proportionate share of the assets, liabilities, revenues, expenses, and cash flows of the joint venture are included in our consolidated financial statements.

Investments in Associates

Investments over which we exercise significant influence and which are neither subsidiaries nor interests in joint ventures are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale.

The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for our proportionate share of the profit or loss and any other changes in the associate’s net assets such as dividends.

Our proportionate share of the associate’s profit or loss is based on its most recent financial statements. Where there are differences in the associate’s reporting period, financial statements are aligned to our reporting date or adjustments are made to reflect any material transactions or events that occur between the different dates. Adjustments are made to align any inconsistencies between our accounting policies and our associate’s policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date and for any impairment losses recognized by the associate.

If our share of the associate’s losses equals or exceeds our investment in the associate, recognition of further losses is discontinued. After our interest is reduced to zero, additional losses will be provided for and a liability recognized, only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, we resume recognizing our share of those profits only after our share of the profits equals the share of losses not recognized.

At each balance sheet date, we assess our investments in associates for indicators of impairment.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The functional currency for each of our subsidiaries and for joint ventures and associates is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the period end date exchange rates. Non-monetary items which are measured using historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of Teck Resources Limited, the parent entity, is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation. Items in the statement of income are translated using weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items in the balance sheet are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar, and any offsetting exchange differences on net debt used to hedge those assets, are recognized in a separate component of equity through other comprehensive income.

Exchange differences that arise relating to long-term intercompany balances that form part of the net investment in a foreign operation are also recognized in this separate component of equity through other comprehensive income.

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in a separate component of equity is recognized in the statement of income.

Revenue Recognition

Sales of product are recognized when the risks and rewards of ownership pass to the customer and the price is reasonably determinable. The majority of our cathode and metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, the price is determined on a provisional basis at the date of sale and revenues are recorded at that time based on forward prices.

Adjustments are made to the sale price in subsequent periods based on movements in quoted market prices up to the date of final pricing. As a result, the value of our cathode and concentrate sales receivables change as the underlying commodity market prices vary and this adjustment mechanism has the characteristics of a derivative. Accordingly, the fair value of the receivable is adjusted each reporting period by reference to forward market prices and the changes in fair value are recorded as an adjustment to other operating income (expense).

Financial Instruments

We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash and cash equivalents are designated as loans and receivables.

Trade receivables and payables

Trade receivables and payables are non-interest bearing and are recognized initially at fair value and subsequently measured at amortized cost. Where necessary, trade receivables are net of allowances for uncollectable amounts. We may enter into transactions to sell trade receivables to third parties. If the risks and rewards of ownership of the receivables are transferred to the purchaser, we account for the transaction as a sale and derecognize the trade receivables.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in marketable securities

Investments in marketable securities are designated as available-for-sale and recorded at fair value. Fair values are determined by reference to quoted market prices at the balance sheet date. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income until investments are disposed of or when there is objective evidence of an impairment in value. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance.

At each balance sheet date, we assess for any objective evidence of an impairment in value of our investments and record such impairments in profit for the period. If an impairment of an investment in a marketable equity security has been recorded in profit, it cannot be reversed in future periods.

Debt

Debt is initially recorded at total proceeds received less direct issuance costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and accordingly are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other operating income (expense) or non-operating income (expense) in profit depending on the nature of the derivative. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Hedging

Certain derivative investments may qualify for hedge accounting. For fair value hedges, any gains or losses on the hedging instrument relating to both the effective and ineffective portion of the hedge are recognized in profit, which offset the fair value changes in the hedged item.

For cash flow hedges, any unrealized gains and losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in profit upon settlement of the hedging instrument, when the hedged item ceases to exist, or when the hedge is determined to be ineffective.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in profit on the ineffective portion of the hedge, or when there is a disposal or partial disposal of a foreign operation being hedged.

Inventories

Finished products, work in process and raw materials inventories are valued at the lower of weighted average cost and net realizable value. Raw materials include concentrates for use at smelting and refining operations. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations.

For work in process and finished product inventories, cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Waste rock stripping costs related to mine production are included in the cost of inventories as incurred.

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down is reversed.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

We use both joint-product and by-product costing for work in process and finished product inventories. Joint costing is applied to primary products at the Red Dog, Antamina, Duck Pond and Trail operations, where the profitability of the operations is dependent upon the production of a number of primary products. Joint costing allocates total production costs based on the relative values of the products. Where by-product costing is used, by-products are allocated the incremental costs of processes that are specific to the production of that product.

Supplies inventory is valued at the lower of weighted average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Property, Plant and Equipment

Land, buildings, plant and equipment

Land is recorded at cost and buildings, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation of mobile equipment, buildings used for production, and plant and processing equipment at our mining operations is calculated on a units-of-production basis. Depreciation of buildings not used for production, and plant and equipment at our smelting operations is calculated on a straight-line basis over the assets’ estimated useful lives. Where components of an asset have different useful lives, depreciation is calculated on each separate part. Depreciation commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are as follows:

▪	Buildings and equipment (not used in production)	3 – 40 years

▪	Plant and equipment (smelting operations)	8 – 25 years

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including waste rock stripping costs related to mine development and costs incurred during production to increase future output by providing access to additional sources of reserves, are deferred. Once available for use, mineral properties and mine development costs are depreciated on a units-of-production basis over the proven and probable reserves to which they relate.

Underground mine development costs are depreciated using the block depreciation method where development costs associated with each distinct section of the mine are depreciated over the reserves to which they relate.

Exploration and evaluation costs

Exploration and evaluation costs are charged to profit in the year in which they are incurred, except where these costs relate to specific properties for which resources, as defined under National Instrument 43-101, exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are capitalized. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs are reclassified to mineral properties and leases or construction in progress within property, plant and equipment.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Development costs of oil sand properties

The costs of acquiring, exploring, evaluating and developing oil sands properties are capitalized when it is expected that these costs will be recovered through future exploitation or sale of the property. Capitalized development costs of oil sand properties are considered to be tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized development costs for oil sand properties are reclassified to mineral properties and leases or construction in progress within property, plant and equipment.

Construction in progress

Assets in the course of construction are capitalized as construction in progress. Construction in progress is not depreciated. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment, and depreciation commences when the asset is available for its intended use.

Impairment of non-current assets

The carrying amounts of non-current assets are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. The recoverable amount of an asset or cash generating unit is determined as the higher of its fair value less cost to sell and its value in use. An impairment loss exists if the asset’s or cash generating unit’s carrying amount exceeds the recoverable amount and is recorded as an expense immediately.

Value in use is determined as the present value of the future cash flows expected to be derived from an asset or cash generating unit. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit for which estimates of future cash flows have not been adjusted. Fair value less cost to sell is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, when a binding sale agreement is not readily available, fair value less cost to sell is estimated using a discounted cash flow approach. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate.

When there is an indication of impairment of exploration and evaluation assets or oil sands development costs, impairment will be assessed at the area of interest or geographical region level, respectively, representing a cash generating unit.

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into profit immediately.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Borrowing costs

We capitalize borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use. We begin capitalizing borrowing costs when expenditures are incurred and activities are undertaken to prepare the asset for its intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period. All other borrowing costs are expensed as incurred.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

We discontinue the capitalization of borrowing costs when substantially all of the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Capitalized borrowing costs are amortized over the useful life of the related asset.

Leased assets

Leased assets in which we receive substantially all of the risks and rewards of ownership of the asset are capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the balance sheet.

Assets under operating leases are not capitalized, and rental payments are expensed based on the terms of the lease.

Goodwill

We allocate goodwill arising from business combinations to each cash generating unit or group of cash generating units that are expected to receive the benefits from the business combination. Irrespective of any indication of impairment, the recoverable amount of the cash generating unit or group of cash generating units to which goodwill has been allocated is tested annually for impairment and when there is an indication that the goodwill may be impaired in accordance with “Impairment of non-current assets.” Any impairment is recognized as an expense immediately. Any impairment of goodwill is not subsequently reversed.

Current and Deferred Taxes

Taxes, comprising both income and resource taxes, which are accounted for as income taxes, are recognized in the statement of income, except where they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income or equity.

Current taxes receivable or payable are estimated on taxable income for the current year at the statutory tax rates enacted or substantively enacted.

Deferred tax assets and liabilities are recognized based on the difference between the tax and accounting values of assets and liabilities and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of tax rate changes is recognized in profit or equity, as the case may be, in the period of substantive enactment.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits of the relevant entity or group of entities, in a particular jurisdiction, will be available against which the assets can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates. However, we do not recognize such deferred tax liabilities where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

We are subject to assessments by various taxation authorities that may interpret tax legislation differently than ourselves. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals, or negotiated settlements. We account for such differences based on our best estimate of the probable outcome of these matters.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan assets and liabilities and non-pension post-retirement obligation are based upon our best estimates, including discount rates, expected plan performance, salary escalation, expected health care costs and retirement dates of employees.

Past service costs are recognized as an expense on a straight-line basis evenly throughout the vesting period. To the extent that the benefits are already vested, immediately following the introduction of changes to a defined benefit plan, the past service costs are expensed.

Actuarial gains and losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, are recognized immediately through other comprehensive income and directly into retained earnings.

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is charged to profit as the obligation to contribute is incurred.

Non-pension post-retirement plans

We provide certain health care benefits for certain employees when they retire. Non-pension post-retirement plan obligations are based on actuarial determinations. The cost of these benefits is expensed over the period in which the employees render services. These non-pension post-retirement benefits are funded by us as they become due.

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements is recorded based on the estimated fair value at the grant date and charged to profit over the vesting period. For employees eligible for normal retirement prior to vesting, the expense is charged to profit over the period from the grant date to the date they are eligible for retirement. Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

Share-based payment expense relating to cash-settled awards, including deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

Provisions

Decommissioning and restoration provisions

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations are initially recognized and recorded as a provision based on estimated future cash flows discounted at a credit adjusted risk free rate. This decommissioning and restoration provision is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.

The provisions are also accreted to full value over time through periodic charges to profit. This unwinding of the discount is charged to financing expense in the statement of income.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The amount of the decommissioning and restoration provision initially recognized is capitalized as part of the related asset’s carrying value and depreciated to profit. The method of depreciation follows that of the underlying asset. The costs related to a decommissioning and restoration provision are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit. For a closed site or where the asset which generated a decommissioning and restoration provision no longer exists, there is no longer future benefit related to the costs and as such, the amounts are expensed. For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the liability with an offsetting adjustment to the capitalized retirement cost. For closed sites, adjustments to the decommissioning and restoration provision that are required as a result of changes in estimates are charged to profit in the period in which the adjustment is identified.

Environmental disturbance restoration provisions

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions. The costs associated with these provisions are accrued and charged to profit in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to these provisions due to changes in estimates are also charged to profit in the period of adjustment. These costs are not capitalized as part of the long-lived asset’s carrying value.

Other provisions

Provisions are recognized when a present legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate.

Share Repurchases

Where we repurchase any of our equity share capital, the excess of the consideration paid over book value is deducted from contributed surplus and retained earnings on a pro-rata basis.

Research and Development

Research costs are expensed as incurred. Development costs are only deferred when the product or process is clearly defined, the technical feasibility has been established, the future market for the product or process is clearly defined and we are committed to, and have the resources to, complete the project.

Earnings per Share

Earnings per share is calculated based on the weighted average number of shares outstanding during the year. For diluted earnings per share, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

New IFRS Pronouncements

New IFRS pronouncements that have been issued but are not yet effective are listed below. We plan to apply the new standard or interpretation in the annual period for which it is first effective.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidated financial statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”). IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements. IFRS 10 sets out three elements of control: a) power over the investee; b) exposure, or rights, to variable returns from involvement with the investee; and c) the ability to use power over the investee to affect the amount of the investors’ return. IFRS 10 sets out the requirements on how to apply the control principle. IFRS 10 supersedes International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements and Standing Interpretations Committee (“SIC”) 12, Consolidation – Special Purpose Entities.

IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted if adopted along with IFRS 11, Joint Arrangements (“IFRS 11”), IFRS 12, Disclosures of Interest in Other Entities (“IFRS 12”), IAS 27 (revised) and IAS 28, Investments in Associates and Joint Ventures (revised) (“IAS 28”). We are currently assessing the impact of these standards on our financial statements.

Disclosures of interests in other entities

In May 2011, the IASB issued IFRS 12, which outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. IFRS 12 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities.

IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted if adopted along with IFRS 10, IFRS 11, IAS 27 (revised) and IAS 28 (revised). We are currently assessing the impact of these standards on our financial statements.

Joint arrangements

In May 2011, the IASB issued IFRS 11, which provides guidance on accounting for joint arrangements. If an arrangement results in joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method. Proportionate consolidation is no longer permitted.

This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. We are currently assessing the impact that IFRS 11 will have on our consolidated financial statements. This assessment includes analyzing all our joint arrangements to determine the appropriate accounting treatment under the new standard, as it is our current accounting policy to proportionately consolidate all our joint ventures.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. We are currently assessing the impact of this standard on our financial statements.

Fair value measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”). This standard defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements.

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement so assumptions that market participants would use should be applied in measuring fair value.

IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application. We are currently assessing the impact of this standard on our financial statements.

Post-employment benefits

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”). The amendments to IAS 19 are meant to improve the quality, transparency and comparability of information presented for post-employment benefits. For defined benefit plans, the amendments eliminate the option to defer actuarial gains and losses on the balance sheet through the “corridor method”. The amendments also require any remeasurement gains or losses, including actuarial gains and losses, to be recognized immediately and presented in other comprehensive income, eliminating the option to recognize and present these through the income statement. Additional disclosures will also be required to present better information about the characteristics, amounts recognized and risks related to defined benefit plans.

The amendments to IAS 19 are effective for financial years beginning on or after January 1, 2013 with earlier application permitted. The amendment to eliminate the “corridor method” does not impact our financial statements as we do not employ it. We are currently assessing the impact of the other amendments to IAS 19 noted above on our financial statements.

Other comprehensive income

In June 2011, the IASB and the Financial Accounting Standards Board (“FASB”) issued amendments to standards to align the presentation requirements for other comprehensive income (“OCI”). The IASB issued amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The amendments to IAS 1 set out in Presentation of Items of Other Comprehensive Income are effective for fiscal years beginning on or after July 1, 2012 with earlier application permitted. We are currently assessing the impact of these amendments on our financial statements.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stripping costs

In October 2011, the IASB issued International Financial Reporting Issues Committee (“IFRIC”) 20, Stripping Costs in the Production Phase of a Surface Mine. The interpretation provides guidance on how to account for overburden waste removal (stripping) costs in the production phase of a mine. Stripping activity related to inventory produced is accounted for in accordance with IAS 2, Inventories. Stripping activity that improves access to ore is accounted for as an addition to or enhancement of an existing asset. IFRIC 20 is effective for annual periods on or after January 1, 2013 with earlier application permitted. We are currently assessing the impact of IFRIC 20 on our financial statements.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

In preparing these consolidated financial statements, we make estimates and judgments that affect the amounts recorded. Actual results could differ from our estimates. Our estimates and judgments are based on historical experience and other factors we consider to be reasonable, including expectations of future events. The estimates and assumptions that could result in a material impact to the carrying amounts of assets and liabilities are outlined below.

Goodwill Impairment Testing

Goodwill impairment testing is based on discounted cash flow models prepared by internal experts with help from third-party advisors when required. Note 15 outlines the significant judgments and assumptions made in performing goodwill impairment testing. The assumptions used are based on management’s best estimates and are reviewed by senior management. Changes in these assumptions may alter the results of goodwill impairment testing, impairment charges recorded in the income statement and the resulting carrying values of assets.

Estimated Recoverable Reserves and Resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

Decommissioning and Restoration Provisions

The decommissioning and restoration provision is based on future cost estimates using information available at the balance sheet date. The decommissioning and restoration provision is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate. The decommissioning and restoration provision requires other significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, and the timing, extent and costs of required decommissioning and restoration activities. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be impacted (Note 20).

Retirement Benefit Plans

Actuarial assumptions used in the determination of defined benefit pension plan assets and obligations and non-pension post-retirement benefit obligations are based upon management’s best estimates, which includes factors such as discount rates, expected plan performance, salary escalation, expected health care costs, retirement dates of employees and life expectancy. Refer to Note 19 for further discussion of significant assumptions.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Current and Deferred Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. We also evaluate the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences are not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. Judgment is also required about the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.

Fair Value of Derivatives

Derivative instruments are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual items, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market where possible. Changes in these assumptions could impact the carrying value of derivative instruments and the amount of unrealized gains or losses recognized in other operating income (expense) and non-operating income (expense).

5.	DISPOSITIONS

a)	Completed Dispositions in 2011

Disposition	Date of Sale	Consideration	Pre-tax Gain (Cdn$ in millions)
Carrapateena project	May 2011	US$134 million in cash and future contingent payment of up to US$25 million	$110

Total			$110

In May 2011, we sold our entire 34% interest in the Carrapateena project in Southern Australia to an affiliate of Oz Minerals Ltd. We received cash proceeds of US$134 million and may receive future contingent payments of up to US$25 million based on future production from the property. We have not recorded any value related to the contingent consideration.

5.	DISPOSITIONS (continued)

b)	Completed Dispositions in 2010

Disposition	Date of Sale	Consideration	Pre-tax Gain (Cdn$ in millions)
Andacollo Gold Stream (i)	January 2010	US$218 million in cash and approximately 1.2 million Royal Gold Inc. (“Royal Gold”) common shares valued at US$53 million at the date of sale	$ -

Entire 60% interest in Agi Dagi and Kirazli gold projects	January 2010	US$24 million in cash and approximately 2.4 million shares of Alamos Gold Incorporated (“Alamos”) valued at US$30 million at the date of sale	50

One-third interest in Waneta Dam (ii)	March 2010	$825 million in cash	656

Total			$ 706

i.	Andacollo gold stream

In January 2010, Andacollo sold an interest in the gold reserves and resources of the Andacollo mine to Royal Gold. Under the agreement, Royal Gold will be entitled to 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter. We recorded the transaction as a sale of a partial mineral property interest and the total consideration was accounted for as a recovery of mineral property costs. Accordingly, no gain or loss was recognized on this transaction.

ii.	Interest in Waneta Dam

In March 2010, we sold a one-third interest in the Waneta Hydroelectric Dam to BC Hydro, which supplies power to our smelter operations at Trail. The one-third interest approximately represents the excess generating capacity of the Dam, which was surplus to the Trail smelter’s requirements. Our remaining two-thirds interest in the Waneta Dam is a jointly controlled asset. We account for our proportionate share of the Waneta Dam assets, liabilities and operating costs in our consolidated financial statements (Note 25).

6.	EXPENSES BY NATURE

(Cdn$ in millions)	2011	2010

Wages and salaries	$824	$738
Wage-related costs	165	133
Bonus payments	95	62
Post-employment benefits	111	41
Raw material purchases	1,045	622
Transportation	1,028	1,042
Depreciation and amortization	911	916
Fuel and energy	724	513
Contractors and consultants	620	439
Maintenance and repair supplies	578	510
Operating supplies	420	352
Overhead costs	373	344
Royalties	166	222
Other operating costs	68	140

	7,128	6,074

Less:
Capitalized mining costs	(108)	(160)
Change in inventory	(136)	-

Total cost of sales, general and administration, exploration and research and development expenses	$6,884	$5,914

7.	OTHER OPERATING INCOME (EXPENSE)

(Cdn$ in millions)	2011	2010

Gain on sale of operating assets	$130	$721
Commodity derivatives	7	8
Pricing adjustments (Note 26(c))	(210)	116
Share-based compensation	21	(124)
Provision for closed properties	(30)	(47)
Asset write-downs	(30)	-
Other	(62)	(34)

	$(174)	$640

8.	FINANCE INCOME AND FINANCE EXPENSE

(Cdn$ millions)	2011	2010

Finance income
Interest income on investments	$13	$6
Expected return on pension assets	100	89

Total finance income	$113	$95

Finance expense
Debt interest	$449	$547
Financing fees and amortization	12	17
Pension obligation accretion	101	102
Decommissioning and restoration provision accretion	52	35

	614	701

Less capitalized interest	(19)	(10)

Total finance expense	$595	$691

9.	NON-OPERATING INCOME (EXPENSE)

(Cdn$ in millions)	2011	2010

Foreign exchange gains	$7	$54
Other derivative gains	146	168
Debt repurchase and financing costs (Note 17(f))	-	(782)
Gain on sale of investments	44	138
Other	-	4

	$197	$(418)

10.	SUPPLEMENTAL CASH FLOW INFORMATION

(Cdn$ in millions)	December 31, 2011	December 31, 2010	January 1, 2010

Cash and cash equivalents
Cash	$1,057	$569	$566
Money market investments with maturities from the date of acquisition of three months or less	3,348	263	765

	$4,405	$832	$1,331

10.	SUPPLEMENTAL CASH FLOW INFORMATION (continued)

(Cdn$ in millions)	2011	2010

Net change in non-cash working capital items and other
Trade accounts receivable, taxes receivable and other	$(243)	$(196)
Inventories	(304)	(31)
Trade accounts payable, taxes payable and accrued liabilities	(127)	124

	$(674)	$(103)

Income and resource taxes paid	$823	$612

Non-cash financing and investing transactions
Shares received from dispositions	$9	$87

11.	INVENTORIES

(Cdn$ in millions)	December 31, 2011	December 31, 2010	January 1, 2010

Raw materials	$190	$162	$211
Supplies	455	315	315
Work in process	475	392	385
Finished products	572	523	474

	1,692	1,392	1,385

Less long-term portion (Note 12)	(51)	(18)	(19)

	$1,641	$1,374	$1,366

Cost of sales of $6.6 billion (2010 – $5.7 billion) include $6.3 billion (2010 - $5.4 billion) of inventories recognized as an expense during the period.

Total inventories held at net realizable value amounted to $237 million at December 31, 2011 (2010 - $74 million; January 1, 2010 - $5 million).

Long-term inventories consist of ore stockpiles that are not planned to be processed within one year.

12.	FINANCIAL AND OTHER ASSETS

(Cdn$ in millions)	December 31, 2011	December 31, 2010	January 1, 2010

Long term receivables and deposits	$203	$190	$189
Investments carried at fair value:
Available-for-sale instruments
Marketable equity securities	511	344	245
Held for trading instruments
Warrants	-	3	2
Derivative assets (net of current portion of $4 million) (2010 - $21 million (Note 26(c)))	314	174	95
Pension assets (Note 19)	6	29	31
Long-term inventories	51	18	19
Other	53	47	47

	$1,138	$805	$628

Derivative assets consist primarily of the prepayment rights in our 10.25% notes due May 2016 and our 10.75% notes due May 2019. These prepayment rights are considered embedded derivatives that require separation and valuation (Note 26(c)).

13.	INVESTMENTS IN ASSOCIATES

(Cdn$ in millions)	2011	2010

At January 1	$659	$650
Contributions	61	14
Share of profit (loss)	(5)	(5)

At December 31	$715	$659

Our share of the assets and liabilities of our associates and their results are as follows:

(Cdn$ in millions)	December 31, 2011	December 31, 2010	January 1, 2010

Share of associates’ financial position
Total assets	$723	$682	$678
Total liabilities	8	23	28

Carrying amount of the investment	$715	$659	$650

Our share of our associates’ losses was $5 million in 2011 and $5 million in 2010. Our associates had no revenue in 2011 and 2010.

13.	INVESTMENTS IN ASSOCIATES (continued)

Fort Hills Energy Limited Partnership

In November 2005, we acquired a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, Canada. Fort Hills is our only significant investment in an associate. As consideration for our initial 15% interest, we contributed 34% of the first $2.5 billion of project expenditures. In September 2007, we acquired an additional 5% interest, bringing our interest to 20%. In consideration for our additional 5% interest, we are required to contribute 27.5% of project expenditures after project spending reaches $2.5 billion and before project spending reaches $7.5 billion. Thereafter, we are responsible for funding our 20% share of development costs. In the event that the project is abandoned, all limited partners are required to make additional contributions such that the aggregate contributions of all partners equal $7.5 billion and any unexpended amount will be distributed to the partners according to their partnership interest. Project spending totalled $2.8 billion as of December 31, 2011, of which our share was $961 million.

14.	PROPERTY, PLANT AND EQUIPMENT

(Cdn$ in millions)	Exploration and Evaluation	Mineral Properties and Leases	Land, Buildings, Plant and Equipment	Construction In Progress	Total

At January 1, 2010
Cost	$1,174	$19,194	$7,267	$444	$28,079
Accumulated depreciation	-	(1,674)	(3,838)	-	(5,512)

Net book value	$1,174	$17,520	$3,429	$444	$22,567

Year ended December 31, 2010
Opening net book value	1,174	17,520	3,429	444	22,567
Additions	45	182	562	89	878
Disposals	(1)	(286)	(176)	-	(463)
Depreciation	-	(544)	(382)	-	(926)
Transfers	-	6	484	(490)	-
Decommissioning and restoration provision change in estimate	-	498	34	-	532
Capitalized interest	-	-	-	10	10
Other	(5)	(15)	5	2	(13)
Exchange differences	(23)	(174)	(70)	(9)	(276)

Closing net book value	$1,190	$17,187	$3,886	$46	$22,309

At December 31, 2010
Cost	1,190	19,314	7,953	46	28,503
Accumulated depreciation	-	(2,127)	(4,067)	-	(6,194)

Net book value	$1,190	$17,187	$3,886	$46	$22,309

Year ended December 31, 2011
Opening net book value	$1,190	$17,187	$3,886	$46	$22,309
Additions	36	240	935	83	1,294
Disposals	(18)	-	(5)	-	(23)
Depreciation	-	(538)	(389)	-	(927)
Transfers	-	-	96	(96)	-
Decommissioning and restoration provision change in estimate	-	324	36	-	360
Capitalized interest	-	-	-	19	19
Other	(4)	(7)	3	4	(4)
Exchange differences	9	76	37	-	122

Closing net book value	$1,213	$17,282	$4,599	$56	$23,150

At December 31, 2011
Cost	1,213	19,881	9,018	56	30,168
Accumulated depreciation	-	(2,599)	(4,419)	-	(7,018)

Net book value	$1,213	$17,282	$4,599	$56	$23,150

14.	PROPERTY, PLANT AND EQUIPMENT (continued)

The carrying value of property, plant and equipment held under finance lease at December 31, 2011 is $117 million (2010 - $106 million; January 1, 2010 - $87 million). Ownership of leased assets remains with the lessor.

Borrowing costs are capitalized at a rate based on our cost of borrowing or at the rate on the project specified debt, where applicable. Our weighted average borrowing rate used for capitalization of borrowing costs in 2011 was 7.84% (2010 - 11.55%).

The January 1, 2010 balance in construction in progress primarily relates to the copper concentrator project at Andacollo. The project was commissioned and first began production in early 2010.

Significant exploration and evaluation projects include Relincho, Galore Creek and oil sands properties.

15.	GOODWILL

(Cdn$ in millions)	Teck Coal	Quebrada Blanca	Andacollo	Total

January 1, 2010	$1,203	$322	$137	$1,662
Foreign exchange translation	-	(17)	(8)	(25)

December 31, 2010	$1,203	$305	$129	$1,637
Foreign exchange translation	-	7	3	10

December 31, 2011	$1,203	$312	$132	$1,647

The allocation of goodwill to cash generating units or groups of cash generating units reflects how goodwill is monitored for internal management purposes.

We have performed our annual goodwill impairment testing and did not identify any impairment losses. The recoverable amounts for our goodwill impairment testing were determined based on the fair value less cost to sell basis. The fair value less cost to sell was calculated using a discounted cash flow methodology taking account of assumptions that would be made by market participants.

Cash flow projections are based on life of mine plans covering the expected life of each operation. For Teck Coal the cash flows cover a period of 30 years, after which a terminal value is determined. For Quebrada Blanca and Andacollo cash flows include periods in excess of 27 years.

The key assumptions used to determine fair value less cost to sell are as follows:

Commodity Prices

Commodity price assumptions are based on management’s best estimates and are within the range of available analyst forecasts.

Reserves and Resources

Mineral reserves and mineral resources are included in projected cash flows based on mineral reserve and mineral resource estimates and exploration and evaluation work, undertaken by appropriately qualified persons. Mineral resources are included where management has a high degree of confidence in their economic extraction, even though additional evaluation is still required to meet the requirement of reserve classification.

15.	GOODWILL (continued)

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost assumptions incorporate management experience and expertise, current operating costs, the nature and location of each operation and the risks associated with each operation. Future capital expenditure is based on management’s best estimate of required future capital requirements which generally is for the extraction and processing of existing reserve and resources. All committed and anticipated capital expenditures adjusted for future cost estimates have been included in the projected cash flows.

Discount Rates

Cash flow projections are discounted using a real, post-tax discount rate of 7%. Adjustments to the rate are made for any risks that are not reflected in the underlying cash flows. These rates are based on the weighted average cost of capital for a mining industry group and were calculated with reference to market information from third-party advisors.

Foreign Exchange Rates

Foreign exchange rates are based on latest internal forecasts for foreign exchange, benchmarked with external sources of information.

Inflation Rates

Inflation rates are based on management’s best estimate, in conjunction with information provided by third-party advisors, and take into account the average historical inflation rates for the location of each operation and central banks’ inflation targets.

Given the nature of expected future cash flows, the expected future cash flows used to determine the recoverable amount could change materially over time as they are significantly affected by the key assumptions described above.

16.	TRADE ACCOUNTS PAYABLE AND OTHER LIABILITIES

(Cdn$ in millions)	December 31, 2011	December 31, 2010	January 1, 2010

Trade accounts payable	$787	$758	$542
Payroll related liabilities	153	185	162
Accrued interest	132	75	89
Commercial and government royalties	113	173	156
Capital project accruals	104	40	10
Current portion of provisions (Note 20)	59	60	37
Current derivative liabilities (Note 20)	4	28	33
Other	83	28	67

	$1,435	$1,347	$1,096

17.	DEBT

(Cdn$ in millions)	December 31, 2011		December 31, 2010		January 1, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
7.0% notes due September 2012 (US$200 million) (c)	$203	$211	$198	$216	$209	$223
9.75% notes due May 2014 (US$530 million) (b)(h)	514	635	494	657	1,280	1,574
5.375% notes due October 2015 (US$300 million) (c)	304	336	297	329	313	308
10.25% notes due May 2016 (US$659 million) (b)	629	780	608	813	1,025	1,270
3.15% notes due January 2017 (US$300 million) (a)	303	316	-	-	-	-
3.85% notes due August 2017 (US$300 million) (c)(f)	300	326	293	304	-	-
10.75% notes due May 2019 (US$1,043 million) (b)(h)	991	1,304	962	1,350	1,799	2,276
4.5% notes due January 2021 (US$500 million) (b)(f)	504	539	492	509	-	-
4.75% notes due January 2022 (US$700 million) (a)	706	765	-	-	-	-
6.125% notes due October 2035 (US$700 million) (c)	696	797	681	737	719	635
6.0% notes due August 2040 (US$650 million) (b)(f)	658	742	643	681	-	-
6.25% notes due July 2041 (US$1,000 million) (a)	1,005	1,166	-	-	-	-
Revolving credit facility due July 2015 (d)	-	-	55	55	-	-
Antamina senior revolving credit facility due August 2012 and April 2015 (e)	117	117	114	114	97	97
Term loan (f)	-	-	-	-	2,443	2,486
Other	105	105	111	111	120	120

	7,035	8,139	4,948	5,876	8,005	8,989

Less current portion of long-term debt	(359)	(367)	(65)	(65)	(1,121)	(1,132)

	$6,676	$7,772	$4,883	$5,811	$6,884	$7,857

The fair values of debt are determined using market values where available and cash flows based on our expected cost of borrowing for other items. The fair values of the 10.25% notes and the 10.75% notes are net of $99 million and $214 million, respectively, of fair value of prepayment rights (Note 12).

a)      In July 2011, we issued US$300 million of senior unsecured notes due January 2017, US$700 million of senior unsecured notes due January 2022, and US$1.0 billion of senior unsecured notes due July 2041. The 2017 notes bear interest at 3.15% per annum and were issued at 99.964% of face value. The 2022 notes bear interest at 4.75% per annum, were issued at 99.843% of face value and are callable at 100% at any time on or after October 15, 2021. The 2041 notes bear interest at 6.25%, were issued at 99.715% of face value and are callable at 100% at any time on or after January 15, 2041. All of these notes can be called at any time by repaying the greater of the principal amount plus accrued interest and the present value of the principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread. Net proceeds from these three issues were US$1.98 billion after underwriting discounts and issue costs. Our obligations under these notes are guaranteed by TML.

17.	DEBT (continued)

b)      The 10.25% notes are callable on or after May 15, 2013 and the 10.75% notes are callable on or after May 15, 2014, both at pre-defined prices based on the date of redemption (Note 26(c)). The 4.50% notes are callable on or after October 15, 2020 and the 6.0% notes are callable on or after February 15, 2040, both at 100% of the face value. All of these notes can be called at any time by repaying the greater of the principal amount plus accrued interest and the present value of the principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread. With our current investment grade ratings, certain restrictive covenants under the 9.75%, 10.25% and 10.75% notes were suspended in 2010 and the senior secured pledge bonds that secured our notes and the guarantees and liens supporting those pledge bonds were released. There is no default or event of default under the notes. Our obligations under these notes are guaranteed by TML.

c)      The 3.85%, 5.375%, 6.125% and 7.0% notes are callable at any time by repaying the greater of the principal amount plus accrued interest and the present value of the principal and interest amounts discounted at a comparable treasury yield, plus a stipulated spread. These notes are supported by an arrangement pursuant to which the trustee under these notes will, in the event of a default under the governing indenture, have the right to make a demand against Teck Metals in an amount equal to the amount due under the notes.

d)      Any funds drawn under the revolving credit facility are due in full at maturity and are guaranteed by TML. Any outstanding amounts under the facility bear interest at LIBOR plus an applicable margin based on our credit ratings. The facility requires a maximum total debt to total capitalization ratio of 0.5 to 1. As at December 31, 2011, we are in compliance with all debt covenants and default provisions.

At December 31, 2011, we had committed revolving credit facilities aggregating $1.19 billion, of which $1.00 billion is available until 2015. Net of $116 million of letters of credit, the unused portion of the credit facilities is $1.07 billion as at December 31, 2011. In addition, we have issued stand-alone letters of credit for $549 million in respect of environmental and other bonding requirements.

In 2011, we entered into a new $100 million uncommitted demand revolving credit facility, which is available only for the issuance of letters of credit.

Our obligations under these facilities are guaranteed by TML.

e)      The Antamina revolving credit facilities are our proportionate share of Antamina’s five-year revolving term bank facilities with full repayments due at maturity dates in 2012 and 2015 and are the obligation of Antamina. The facilities, which are denominated in U.S. dollars, are non-recourse to us and the other Antamina project sponsors and may be renewed and extended annually with the concurrence of the participating banks. The outstanding amounts under the facilities bear interest at LIBOR plus a margin.

f)      During 2010, we acquired and cancelled US$1.99 billion of the aggregate principal amount of the notes we issued in May 2009. We funded these acquisitions with US$1.06 billion of cash and the issuance of US$1.45 billion of notes maturing in 2017, 2021 and 2040. Net proceeds from the notes issued, after discounts and underwriting expenses, were US$1.44 billion. Our obligations under these notes are guaranteed by TML.

During 2010, we repaid the US$2.37 billion outstanding balance on our term loan. As a result of the early payment of the term loan and the acquisitions of the notes described above, we incurred a $782 million pre-tax charge to profit related to the write-off of unamortized discounts and issuance costs, capitalized prepayment options and the premium paid to acquire the notes (Note 9).

17.	DEBT (continued)

g)	At December 31, 2011 the scheduled principal payments during the next five years and thereafter are as follows:

($ in millions)	US$	Cdn$

2012	$353	$359
2013	14	14
2014	535	544
2015	325	331
2016	661	673
Thereafter	5,212	5,300

Total	$7,100	$7,221

h)      On February 28, 2012, we issued US$500 million of senior unsecured notes due March 1, 2019 and US$500 million of senior unsecured notes due March 1, 2042. The 2019 notes bear interest at 3.0% per annum and the 2042 notes bear interest at 5.2% per annum. We received aggregate net proceeds of approximately US$987 million from the offering after deducting underwriting fees and estimated offering expenses. Our obligations under these notes are guaranteed by TML.  We also issued a notice of redemption to redeem, on March 19, 2012, all of the approximately US$530 million principal amount of our outstanding 9.75% senior notes due 2014 and approximately US$521 million principal amount, or half, of our outstanding 10.75% senior notes due 2019. We intend to use the net proceeds from our offering of the US$1.0 billion principal amount of notes noted above, plus cash on hand, to fund the redemptions. We expect to record an after-tax accounting charge of approximately US$340 million in the first quarter of 2012 in connection with the redemption.

18.	INCOME AND RESOURCE TAXES

a)	Provision for Income and Resource Taxes:

(Cdn$ in millions)	2011	2010

Current
Current taxes on profits for the year	$702	$714
Adjustments for current tax of prior periods	(5)	(2)

Total current tax	$697	$712

Deferred
Origination and reversal of temporary differences	$706	$262
Adjustments to deferred tax of prior periods	8	(1)
Tax losses not recognized (recognition of previously unrecognized losses)	(13)	10
Impact of newly enacted change in tax rates	-	11

Total deferred tax	701	282

	$1,398	$994

18.	INCOME AND RESOURCE TAXES (continued)

b)	Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision:

(Cdn$ in millions)	2011	2010

Tax expense at the Canadian statutory income tax rate of 26.68% (2010 - 28.56%)	$1,111	$837

Tax effect of:
Resource taxes, net of resource and depletion allowances	253	163
Non-temporary differences including one-half of capital gains and losses	13	(74)
Tax losses not recognized (recognition of previously unrecognized losses)	(13)	10
Impact of newly enacted change in tax rates	-	11
Benefit of change in expected timing of temporary difference reversals	(42)	(33)
Difference in tax rates in foreign jurisdictions	94	101
Other	(18)	(21)

	$1,398	$994

The Canadian statutory tax rate decreased to 26.68% due to legislated changes.

c)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

(Cdn$ in millions)	2011	2010

Deferred tax assets
Expected to be reversed after more than a year	$316	$471
Expected to be reversed within a year	(136)	(126)

	$180	$345
Deferred tax liabilities
Expected to be reversed after more than a year	5,114	4,749
Expected to be reversed within a year	228	150
	5,342	4,899

Net deferred tax liabilities	$5,162	$4,554

d)	The amount of deferred tax expense charged (credited) to the income statement is as follows:

(Cdn$ in millions)	2011	2010

Net operating loss carry forwards	$24	$(333)
Capital allowances in excess of depreciation	473	403
Decommissioning and restoration provisions	18	8
Amounts relating to non-coterminous partnership year ends	80	135
Unrealized foreign exchange losses	(25)	(55)
Other temporary differences	131	124

	$701	$282

18.	INCOME AND RESOURCE TAXES (continued)

e)	Temporary differences giving rise to deferred income and resource tax assets and liabilities:

(Cdn$ in millions)	December 31, 2011	December 31, 2010	January 1, 2010

Deferred income and resource tax assets
Net operating loss carry forwards	$577	$517	$288
Property, plant and equipment	(19)	122	266
Decommissioning and restoration provisions	35	31	35
Amounts relating to non-coterminous partnership year-ends	(278)	(217)	(170)
Unrealized foreign exchange	(65)	(90)	(145)
Other temporary differences	(70)	(18)	19

	$180	$345	$293

Deferred income and resource tax liabilities
Net operating loss carry forwards	$(615)	$(675)	$(581)
Property, plant and equipment	5,830	5,358	5,203
Decommissioning and restoration provisions	(204)	(94)	(98)
Amounts relating to non-coterminous partnership year-ends	428	409	319
Other temporary differences	(97)	(99)	(190)

	$5,342	$4,899	$4,653

f)	The gross movement on the net deferred income tax account is as follows:

(Cdn$ in millions)	2011	2010

As at January 1	$4,554	$4,360
Income statement change	701	282
Tax charge (credit) relating to components of other comprehensive income	(76)	(3)
Foreign exchange and other differences	(17)	(85)

As at December 31	$5,162	$4,554

g)	Profit by Jurisdiction

Our profit before tax is earned in the following tax jurisdictions:

(Cdn$ in millions)	2011	2010

Canada	$2,834	$1,414
Foreign	1,332	1,516

	$4,166	$2,930

18.	INCOME AND RESOURCE TAXES (continued)

h)	Deferred Tax Liabilities Not Recognized

Deferred tax liabilities of $367 million (2010 - $343 million) have not been recognized on the unremitted earnings of controlled subsidiaries, branches, associates and interest in joint ventures as the timing of remittance for these earnings is in our control and it is probable that these earnings will be reinvested for the foreseeable future.

i)	Loss Carry Forwards and Canadian Development Expenses

At December 31, 2011, we had $4,736 million of Canadian federal net operating loss carry forwards (2010 - $4,744 million). These loss carry forwards expire at various dates between 2013 and 2031. Incorporated in our deferred income tax assets and liabilities we also had $3,618 million of cumulative Canadian development expenses at December 31, 2011 (2010 - $5,162 million), which are deductible for income tax purposes on a declining balance basis at a maximum rate of 30% per year.

j)	Deferred Tax Assets Not Recognized

We have not recognized $237 million (2010 - $325 million) of deferred tax assets in jurisdictions and entities that do not have established sources of taxable income.

k)	Taxation Assessments

In the normal course of business we are subject to audit by taxation authorities. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amounts accrued.

For our significant operating subsidiaries, audits by various taxation authorities have not been completed as follows:

Canada	2006 - present
United States	2006 - present
Peru	2007 - present
Chile	2008 - present

19.	RETIREMENT BENEFIT PLANS

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year it is earned by the employee.

We have various defined benefit pension plans that provide benefits based principally on employees’ years of service. These plans are only available to certain qualifying employees. The plans are “flat-benefit” or “final-pay” plans. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation. All of our defined benefit pension plans are actuarially evaluated for funding purposes on a three-year cycle. The most significant plan, which accounts for 34% of our accrued benefit obligation at December 31, 2011, was last actuarially evaluated on December 31, 2010. The measurement date used to determine all of the accrued benefit obligation and plan assets for accounting information was December 31, 2011. We also have several post-retirement plans, which provide post-retirement medical and life insurance benefits to certain qualifying employees.

a)	Actuarial Valuation of Plans:

(Cdn$ in millions)	2011		2010

	Defined	Non-pension	Defined	Non-pension
	Benefit	Post-	Benefit	Post-
	Pension	Retirement	Pension	Retirement
	Plans	Benefit Plans	Plans	Benefit Plans

Accrued benefit obligation
Balance at beginning of year	$1,588	$377	$1,428	$312
Current service cost	33	9	29	7
Benefits paid	(94)	(11)	(93)	(9)
Interest cost	81	20	83	19
Obligation experience adjustments	15	(38)	(2)	8
Past service costs arising from plan improvements	56	14	-	-
Foreign currency exchange rate changes	2	2	(5)	(2)
Effect of change in actuarial assumptions	140	39	148	42

Balance at end of year	1,821	412	1,588	377

Plan assets
Fair value at beginning of year	1,452	-	1,304	-
Expected return on plan assets	100	-	89	-
Asset experience adjustments	(27)	-	70	-
Benefits paid	(94)	(11)	(93)	(9)
Contributions by the employer	111	11	82	9
Foreign currency exchange rate changes	1	-	-	-

Fair value at end of year	1,543	-	1,452	-

Funding surplus (deficit)	(278)	(412)	(136)	(377)

Unvested past service costs	-	5	-	-

Net accrued retirement benefit liability	$(278)	$(407)	$(136)	$(377)

Represented by:
Pension assets (Note 12)	$6	$-	$29	$-
Accrued retirement benefit liability	(284)	(407)	(165)	(377)

Net accrued retirement benefit liability	$(278)	$(407)	$(136)	$(377)

19.	RETIREMENT BENEFIT PLANS (continued)

Additional information about our plans:

(Cdn$ in millions)	2009		2008		2007

	Defined Benefit Pension Plans	Non-pension Post- Retirement Benefit Plans	Defined Benefit Pension Plans	Non-pension Post- Retirement Benefit Plans	Defined Benefit Pension Plans	Non-pension Post- Retirement Benefit Plans
Accrued benefit obligation
Obligation experience adjustments	$(3)	$13	$20	$3	$2	$(43)
Effect of change in actuarial assumptions	205	44	(257)	(65)	(36)	(9)
Accrued benefit obligation at year end	1,428	312	1,224	248	1,260	272

Plan assets
Asset experience adjustments	54	-	(240)	-	(66)	-
Fair value of plan assets at year end	1,304	-	1,213	-	1,257	-

Funding surplus (deficit)	(124)	(312)	(11)	(248)	(3)	(272)

b)	Funded Status

The funded status of our defined benefit pension plans is as follows:

(Cdn$ in millions)	2011			2010
	Plans Where Assets Exceed Retirement Benefit Obligations	Plans where Retirement Benefit Obligations Exceed Assets	Total	Plans Where Assets Exceed Retirement Benefit Obligations	Plans Where Retirement Benefit Obligations Exceed Assets	Total
Plan assets	$39	$1,504	$1,543	$833	$619	$1,452
Retirement benefit obligations	(33)	(1,788)	(1,821)	(804)	(784)	(1,588)

Excess (deficit) of plan assets
over retirement benefit obligations	$6	$(284)	$(278)	$29	$(165)	$(136)

The $284 million (2010 - $165 million) pension liability and $407 million (2010 - $377 million) post-retirement benefit liability include a current portion of $4 million (2010 - $1 million) and $11 million (2010 - $9 million), respectively, representing the expected benefits payable in the next 12 months under plans that are not pre-funded.

Our total cash payments for pension and other employee future benefits for 2011, including cash contributed to defined benefit and defined contribution pension plans and cash payments made directly to beneficiaries, were $149 million (2010 - $107 million). We expect to contribute $117 million to our defined contribution and defined benefit pension plans in 2012 based on minimum funding requirements.

19.	RETIREMENT BENEFIT PLANS (continued)

c)	Significant Assumptions

The assumptions used to calculate annual expenses are those used to calculate the accrued retirement benefit obligation at the end of the previous year. The expected long-term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation for the pension portfolio. Projected rates of return for fixed income securities and equities are developed using a model that factors in long-term government debt rates, real bond yield trend, inflation and equity premiums, based on a combination of historical experience and future long-term expectations. The discount rate used to determine the accrued retirement benefit obligation is determined by reference to the market interest rates of high-quality debt instruments at the measurement date.

Weighted average assumptions used to calculate the accrued retirement benefit obligation at the end of each year are as follows:

	2011		2010

		Non-Pension		Non-Pension
	Defined	Post-	Defined	Post-
	Benefit	Retirement	Benefit	Retirement
	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans

Discount rate	4.41%	4.43%	5.10%	5.12%
Inflation rate	2.25%	2.25%	2.50%	2.50%
Assumed long-term rate of return on assets	7%	-	7%	-
Rate of increase in future compensation	4%	4%	4%	4%
Initial medical trend rate	-	8%	-	8%
Ultimate medical trend rate	-	5%	-	5%
Years to reach ultimate medical trend rate	-	6	-	7
Dental trend rates	-	4%	-	5%

d)	Employee Future Benefits Expense

The amount of employee future benefits expense recognized in profit is as follows:

(Cdn$ in millions)	2011		2010

		Non-Pension		Non-Pension
	Defined	Post-	Defined	Post-
	Benefit	Retirement	Benefit	Retirement
	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans

Current service cost	$33	$9	$29	$7
Interest cost	81	20	83	19
Expected return on plan assets	(100)	-	(89)	-
Past service cost	56	9	-	-
	$70	$38	$23	$26

Of the total expense, $103 million (2010 - $33 million), $4 million (2010 - $3 million), and $1 million (2010 - $13 million) was included in operating expenses, general and administration expenses and finance expenses, respectively.

19.	RETIREMENT BENEFIT PLANS (continued)

The defined contribution expense for 2011 was $27 million (2010 - $18 million), which is included in operating expenses ($20 million (2010 - $14 million)) and general and administration expenses ($7 million (2010 - $4 million)).

The amounts recognized in other comprehensive income during the year are as follows:

(Cdn$ in millions)	2011		2010

		Non-Pension		Non-Pension
	Defined	Post-	Defined	Post-
	Benefit	Retirement	Benefit	Retirement
	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans

Actuarial losses	$182	$1	$71	$48

Total amount recognized in other comprehensive income	182	1	71	48

Total cumulative amount recognized in retained earnings	$253	$49	$71	$48

e)	Health Care Sensitivity

A 1% change in the initial and ultimate medical trend rate assumptions would have the following effect on our post-retirement obligations and expense:

	Increase
	(Decrease) in Service and	Increase (Decrease)
(Cdn$ in millions)	Interest Cost	in Obligation

Effect of 1% increase in medical trend rate	5	67
Effect of 1% decrease in medical trend rate	(4)	(52)

f)	Investment of Plan Assets

The assets of our defined benefit pension plans are managed by pension asset fund managers under the oversight of the Teck Resources Limited Executive Pension Committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve annual portfolio returns over a four-year period in excess of the annual percentage change in the Consumer Price Index plus a certain premium.

To achieve this objective, a strategic asset allocation policy has been developed for each defined benefit plan. The asset allocation is monitored quarterly and rebalanced if the funds in an asset class exceed their allowable allocation ranges. We review the investment guidelines for each plan at least annually, and the portfolio and investment managers’ performance is monitored quarterly.

19.	RETIREMENT BENEFIT PLANS (continued)

The composition of the defined benefit pension plan assets at December 31, 2011 and 2010, and the weighted average target composition for 2012 are as follows:

	2012 Target	2011 Actual	2010 Actual

Equity securities	53%	48%	54%
Debt securities	35%	39%	35%
Real estate and other	12%	13%	11%

	100%	100%	100%

20.	OTHER LIABILITIES AND PROVISIONS

(Cdn$ in millions)	December 31, 2011	December 31, 2010	January 1, 2010

Provisions (a)	$1,430	$1,014	$474
Derivative liabilities (net of current portion of $4 million, December 31, 2010 - $28 million, January 1, 2010 - $33 million)	3	18	64
Other	62	54	105

	$1,495	$1,086	$643

a)	Provisions

The following table summarizes the movements in provisions for the year ended December 31, 2011:

(Cdn$ in millions)	Decommissioning and Restoration Provisions	Other	Total

At January 1, 2011	$1,014	$60	$1,074
New provisions and increases to existing provisions expensed	30	10	40
Used during the year	(34)	(9)	(43)
New provisions and increases to existing provisions capitalized	360	-	360
Unwinding of discount	52	-	52
Exchange differences	6	-	6
At December 31, 2011	1,428	61	1,489
Less current provisions	(54)	(5)	(59)

Non-current provisions	$1,374	$56	$1,430

20.	OTHER LIABILITIES AND PROVISIONS (continued)

Decommissioning and Restoration Provisions

The decommissioning and restoration provision represents the present value of estimated costs for required future decommissioning and other site restoration activities. The majority of the decommissioning and site restoration expenditures occur at the end of each operation’s life. Remaining lives of mines and infrastructure range from three years to over 100 years. Therefore, it is anticipated that these costs will be incurred over a period in excess of 100 years. In 2011, the decommissioning and restoration provision was discounted using a pre-tax rate of 4.95%. We also used an inflation rate of 2.00% in our cash flow estimates.

During the fourth quarter of 2011, we updated the cash flow estimates for our decommissioning and restoration provisions, primarily related to selenium management at our coal mines and an additional provision for closed mines. As a result of this change in estimate, the provision increased by $204 million compared to the third quarter. The provision also increased by $230 million due to a change in the discount rate, resulting in a total increase to the provision of $434 million compared to the third quarter.

During 2011, the provision increased by $414 million. $322 million of this increase related to changes in estimates of cash flows and $92 million of this increase related to a change in the discount rate.

21.	EQUITY

a)	Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares (“Class B shares”) without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B share. In all other respects, the Class A common shares and Class B shares rank equally.

The attributes of the Class B shares contain so called “coattail provisions,” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B shares on identical terms, then each Class B share will be convertible into one Class A common share.

The Class B shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “takeover bid,” or is otherwise exempt from any requirement that such offer be made to all or substantively all holders of Class A common shares, the coattail provisions do not apply.

21.	EQUITY (continued)

b)	Class A Common Shares and Class B Subordinate Voting Shares Issued and Outstanding:

Shares (in 000’s)	Class A Common Shares	Class B Subordinate Voting Shares

At December 31, 2009	9,353	579,779

Options exercised (c)	-	1,468

At December 31, 2010	9,353	581,247

Options exercised (c)	-	245
Normal course issuer bid (e)	-	(4,288)

At December 31, 2011	9,353	577,204

c)	Share Options

Under our share option plan, 10 million Class B shares have been set aside for the grant of share options to full-time employees, of which 4.2 million remain available for granting. The exercise price for each option is the closing price for our Class B shares on the last trading day before the date of grant. Our share options are settled through the issuance of Class B shares.

During the year ended December 31, 2011, we granted 910,275 Class B share options at market prices to employees. These share options have a weighted average exercise price of $58.71, vest in equal amounts over three years and have a term of 10 years.

The weighted average fair value of Class B share options granted in the year was estimated at $19.44 per option (2010 - $11.81) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2011	2010

Weighted average exercise price	$58.71	$35.54
Dividend yield	1.02%	2.10%
Risk free interest rate	2.63%	2.54%
Expected option life	4.2 years	6.0 years
Expected volatility	41%	37%
Forfeiture rate	2.13%	2.10%

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of daily share prices over a period equal to the expected life of the options.

21.	EQUITY (continued)

Outstanding share options:

	2011		2010

		Weighted		Weighted
		Average		Average
	Shares (in 000’s)	Exercise Price	Shares (in 000’s)	Exercise Price

Outstanding at beginning of year	5,228	$24.79	5,534	$21.58
Granted	910	58.71	1,290	35.54
Exercised	(245)	15.75	(1,468)	22.31
Forfeited	(122)	24.75	(110)	20.37
Expired	(3)	43.74	(18)	37.84

Outstanding at end of year	5,768	$30.51	5,228	$24.79

Vested and exercisable at end of year	3,334	$27.56	1,984	$31.36

Class B share options were exercised on a regular basis throughout the year. The weighted average share price during the year was $45.69 (2010 - $39.76).

Information relating to share options outstanding at December 31, 2011:

Outstanding Share Options (in 000’s)	Exercise Price Range		Weighted Average Remaining Life of Outstanding Options (months)

1,658	$ 4.15 -	$ 12.35	86
7	$ 12.36 -	$ 33.19	89
1,453	$ 33.20 -	$ 35.54	44
1,755	$ 35.55 -	$ 49.17	78
895	$ 49.18 -	$ 58.80	110

5,768	$ 4.15 -	$ 58.80	77

Total share option compensation expense recognized for the year was $14 million (2010 - $11 million).

d)	Deferred Share Units and Restricted Share Units

Under our Deferred Share Unit (“DSU”) or Restricted Share Unit (“RSU”) plan, directors and employees may receive either DSUs or RSUs, each of which entitle the holder to a cash payment equal to the market value of one Class B share at the time they are redeemed. DSUs vest immediately for directors and after three years for employees. RSUs vest after three years for employees and directors. On retirement units vest on a pro-rata basis. Units vest on a pro-rata basis should employees be terminated without cause and are forfeited if employees resign or are terminated with cause.

DSUs may only be redeemed within 12 months from the date a holder ceases to be an employee or director while RSUs must be redeemed at the end of a 3-year period measured from the end of the year immediately preceding the grant.

Additional units are issued to holders of DSUs and RSUs to reflect dividends paid on Class B subordinate voting shares and other adjustments to Class B shares.

21.	EQUITY (continued)

Total DSU and RSU activity:

	2011		2010
	DSUs and RSUs (in 000’s)	Weighted Average Grant Date Fair Value		Weighted Average Grant Date Fair Value
			DSUs and RSUs (in 000’s)

Total units at beginning of year	3,683	$12.62	3,625	$11.10
Granted	415	58.30	531	36.68
Forfeited	(91)	16.13	(63)	11.28
Redeemed	(2,101)	4.81	(441)	29.09
Dividends and other adjustments	51	21.50	31	19.46

Total units at end of year	1,957	$30.72	3,683	$12.62

In 2011, we recognized a net recovery of compensation costs of $36 million for our DSUs and RSUs (2010 - $113 million compensation costs recognized). The total liability for vested DSUs and RSUs as at December 31, 2011 was $56 million (2010 - $164 million). The fair value of the DSUs and RSUs is based on the closing price of our Class B shares.

At December 31, 2011, we had 1,241,662 DSUs (2010 – 2,441,816) and 714,862 RSUs outstanding (2010 – 1,240,813).

e)	Normal Course Issuer Bid

During 2011, we purchased 4.8 million Class B shares at a cost of $171 million pursuant to a normal course issuer bid. Of the shares purchased, 4.3 million were cancelled prior to December 31, 2011 and the remaining 0.5 million were cancelled in early 2012. The normal course issuer bid, which commenced on June 27, 2011, allows for a purchase of up to 40 million Class B shares and will continue until June 26, 2012 or an earlier date if we complete such purchases.

21.	EQUITY (continued)

f)	Accumulated Comprehensive Income:

(Cdn$ in millions)	2011	2010

Accumulated other comprehensive income – beginning of year	$45	$117
Currency translation differences:
Unrealized gains (losses) on translation of foreign subsidiaries	103	(324)
Foreign exchange differences on debt designated as a hedge of our
investment in foreign subsidiaries (net of tax of $3 for 2011 and $(36) for 2010)	(26)	256

	77	(68)
Available-for-sale financial assets:
Unrealized gains (losses) (net of tax of $13 for 2011 and $(18) for 2010)	(57)	128
Gains reclassified to profit (net of tax of $(1) for 2011 and $17 for 2010)	(49)	(120)
	(106)	8
Derivatives designated as cash flow hedges:
Unrealized gains (net of taxes of $nil for 2011 and $(3) for 2010)	7	8
Gains reclassified to profit on realization
(net of tax of $2 for 2011 and $7 for 2010)	(9)	(20)
	(2)	(12)

Total other comprehensive loss before actuarial gain (loss) on retirement benefit plans	(31)	(72)

Accumulated other comprehensive income – end of year	14	45

Retained earnings – end of year	10,858	8,840

Accumulated comprehensive income	$10,872	$8,885

The components of accumulated other comprehensive income are:

(Cdn$ in millions)	2011	2010

Currency translation differences	$10	$(67)
Unrealized gains on available for sale financial assets (net of tax of $(2) for 2011 and $(14) in 2010)	3	109
Unrealized gains on cash flow hedges (net of tax of $nil for 2011 and $(2) in 2010)	1	3

Accumulated other comprehensive income	$14	$45

Accumulated other comprehensive income attributed to:
Shareholders of the company	$16	$47
Non-controlling interests	(2)	(2)

	$14	$45

21.	EQUITY (continued)

g)	Earnings Per Share

The following table reconciles our basic and diluted earnings per share:

(Cdn$ in millions, except per share data)	2011	2010

Net basic and diluted profit attributable to shareholders of the company	$2,668	$1,820

Weighted average shares outstanding (000’s)	590,424	589,517
Dilutive effect of share options	2,208	2,396

Weighted average diluted shares outstanding	592,632	591,912

Basic earnings per share	$4.52	$3.09
Diluted earnings per share	$4.50	$3.08

At December 31, 2011, there were 947,511 (2010 – 588,136) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the periods presented because their effect is anti-dilutive.

h)	Dividends

We declared dividends of $0.30 and $0.40 per share in the second and fourth quarters of 2011 and $0.20 and $0.30 per share in the second and fourth quarters of 2010, respectively. Dividends of $0.40 per share with a record date of December 15, 2011 were paid in January, 2012.

22.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2011, or with respect to future claims, cannot be predicted with certainty. Significant commitments and contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Metals Ltd.), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to Teck Metals’ acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail operations in British Columbia have travelled down river, as have substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the United States.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, and also contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or U.S. regulations and is sold to the cement industry.

While slag has been deposited into the river, further study is required to assess what effect the presence of metals in the river has had and whether they pose an unacceptable risk to human health or the environment.

22.	CONTINGENCIES (continued)

A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river. In June 2006, Teck Metals and its affiliate, TAI, entered into a Settlement Agreement (the “EPA Agreement”) with the U.S. Environmental Protection Agency (“EPA”) and the United States under which TAI is paying for and conducting a remedial investigation and feasibility study (“RI/FS”) of contamination in the Upper Columbia River under the oversight of the EPA.

The RI/FS is being prepared by independent consultants approved by the EPA and retained by TAI. TAI is paying the EPA’s oversight costs and providing funding for the participation of other governmental parties: the Department of Interior, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the “Colville Tribe”) and the Spokane Tribe. Teck Metals has guaranteed TAI’s performance of the EPA Agreement. TAI has also placed US$20 million in escrow as financial assurance of its intention to discharge its obligations under the EPA Agreement. We have accrued our estimate of the costs of the RI/FS.

Two citizens of Washington State and members of the Colville Tribe have commenced an enforcement proceeding under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to enforce an EPA administrative order against Teck and to seek fines and penalties against Teck Metals for non-compliance. In 2006, an amended complaint was filed in District Court adding the Colville Tribe as a plaintiff and seeking natural resource damages and costs. Teck Metals sought to have the claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in Teck Metals’ view, was not intended to govern the discharges of a facility in another country. That case proceeded through U.S. Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit found that CERCLA could be applied to Teck Metals’ disposal practices in British Columbia because they may have resulted in a release of toxic materials to a facility in Washington State.

The litigation continues. The hearing of the plaintiffs’ claims for natural resource damages and costs has been deferred until the RI/FS has been substantially advanced or completed and a decision on liability is rendered. The first phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages, is now scheduled to be tried in September 2012. If no liability is found, the damages hearing will not proceed. Natural resource damages are assessed for injury to, destruction of, or loss of natural resources including the reasonable cost of a damage assessment. TAI commissioned a study by recognized experts in damage assessment in 2008. Based on the assessment performed, Teck Metals estimates that the compensable value of such damage will not be material.

TAI intends to fulfill its obligations under the EPA Agreement reached with the United States and the EPA in June 2006 and to complete the RI/FS mentioned above. The EPA Agreement is not affected by the litigation.

There can be no assurance that Teck Metals will ultimately be successful in its defense of the litigation or that Teck Metals or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

23.	COMMITMENTS

a)	Capital Commitments

As at December 31, 2011, we had contracted for $115 million (2010 - $70 million) of capital expenditures that have not yet been incurred for property, plant and equipment.

23.	COMMITMENTS (continued)

b)	Operating Lease Commitments

We lease office premises, mobile equipment and rail cars under operating leases. The lease terms are between one year and 20 years. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(Cdn$ in millions)	2011	2010

Less than one year	$43	$42
1 to 5 years	91	49
Thereafter	26	21

	$160	$112

Lease rentals amounting to $9 million (2010 - $8 million) for office premises, $29 million (2010 - $35 million) for mobile equipment and $5 million (2010 - $5 million) for rail cars are included in the income statement.

c)	Red Dog Commitments

In accordance with the operating agreement governing the Red Dog mine, TAK pays a royalty to NANA Regional Corporation Inc. (“NANA”) of 25% of net proceeds of production. The 25% royalty became payable in the third quarter of 2007 after we had recovered cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 30% of net proceeds of production will occur in the fourth quarter of 2012. An expense of US$129 million was recorded in 2011 (2010 – US$173 million) in respect of this royalty.

TAK leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships all concentrates produced at the Red Dog operation. The lease requires TAK to pay a minimum annual user fee of US$18 million, but has no minimum tonnage requirements.

TAK has also entered into agreements for the transportation and handling of concentrates from the mill site. These agreements have varying terms expiring at various dates through 2015 and include provisions for extensions. There are minimum tonnage requirements and the minimum annual fees amount to approximately US$4 million from 2011 through 2014 and US$2 million thereafter with adjustment provisions based on variable cost factors.

d)	Antamina Royalty

Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the project’s free cash flow. An expense of $19 million was recorded in 2011 (2010 - $24 million) in respect of this royalty.

e)	Forward Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates and for shipping and distribution of products, which are incurred in the normal course of business. The majority of these contracts are subject to force majeure provisions.

f)	Sale of Interest in Gold Reserves and Resources

In 2010, Andacollo sold an interest in the gold reserves and resources of the Andacollo operation to Royal Gold. Under the agreement, Royal Gold is entitled to 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter (Note 5).

24.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments - copper, coal, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out at arm’s length.

(Cdn$ in millions)	December 31, 2011

	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	$3,108	$5,641	$3,015	$-	$-	$11,764
Less: Inter-segment revenues	-	-	(250)	-	-	(250)

Revenues	3,108	5,641	2,765	-	-	11,514

Gross profit	1,369	2,800	708	-	-	4,877
Other operating income (expenses)	(102)	(10)	(76)	-	(233)	(421)
Profit from operations	1,267	2,790	632	-	(233)	4,456
Net finance expense	(5)	(31)	(19)	-	(427)	(482)
Non-operating income (expenses)	-	-	-	-	197	197
Share of losses of associates	-	-	-	-	(5)	(5)

Profit before tax	1,262	2,759	613	-	(468)	4,166

Capital expenditures	538	524	106	49	19	1,236
Goodwill	444	1,203	-	-	-	1,647
Total assets	7,538	17,186	4,952	1,152	3,391	34,219

(Cdn$ in millions)	December 31, 2010

	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	$2,509	$4,351	$2,593	$-	$-	$9,453
Less: Inter-segment revenues	-	-	(230)	-	-	(230)

Revenues	2,509	4,351	2,363	-	-	9,223

Gross profit	1,190	1,713	619	-	-	3,522
Other operating income (expenses)	98	35	641	-	(347)	427
Profit from operations	1,288	1,748	1,260	-	(347)	3,949
Net finance expense	(11)	(15)	(18)	-	(552)	(596)
Non-operating income (expenses)	-	-	-	-	(418)	(418)
Share of losses of associates	-	-	-	-	(5)	(5)

Profit before tax	1,277	1,733	1,242	-	(1,322)	2,930

Capital expenditures	375	285	91	45	14	810
Goodwill	434	1,203	-	-	-	1,637
Total assets	7,089	16,346	2,816	1,057	1,747	29,055

24.	SEGMENTED INFORMATION (continued)

(Cdn$ in millions)	January 1, 2010

	Copper	Coal	Zinc	Energy	Corporate	Total

Goodwill	459	1,203	-	-	-	1,662
Total assets	7,280	16,136	3,267	1,006	1,781	29,470

The geographical distribution of our non-current assets and external sales revenue with revenue attributed to regions based on location of the customer are as follows:

(Cdn$ in millions)	Non-Current Assets

	December 31, 2011	December 31, 2010	January 1, 2010

Canada	$19,460	$18,821	$18,693
Chile	4,565	4,409	4,934
United States	883	853	765
Other	604	522	487

	$25,512	$24,605	$24,879

Non-current assets attributed to geographical locations exclude deferred tax assets, financial assets and pension assets.

Revenues are attributed to regions based on the location of the customer and are as follows:

(Cdn$ in millions)	Revenues

	2011	2010

Asia
Japan	$2,145	$1,786
China	1,724	1,808
South Korea	1,416	1,048
Other	1,029	682
Americas
United States	1,673	1,353
Latin America	707	588
Canada	678	440
Europe
Germany	803	187
Italy	334	225
United Kingdom	212	494
Other	793	612

	$11,514	$9,223

25.	JOINT VENTURES

Our Antamina operation, in which we have a 22.5% interest, and the Galore Creek Partnership, in which we have a 50% interest, are the primary entities accounted for using the proportionate consolidation method. We also proportionately consolidate the Greenhills operation (80%), Waneta Dam (66.7%) and Wintering Hills Wind Power Project (30%), which are all assets that we jointly control. Our share of the assets, liabilities, revenues, expenses and cash flows of these operations is as follows:

(Cdn$ in millions)	December 31, 2011	December 31, 2010	January 1, 2010

Assets
Cash and cash equivalents	$80	$100	$108
Other current assets	291	241	248
Goodwill	181	181	181
Other long-term assets	3,321	3,229	2,843

	$3,873	$3,751	$3,380

Liabilities and equity
Current liabilities	$276	$157	$114
Long-term debt	26	116	99
Other long-term liabilities	255	234	124
Equity	3,316	3,244	3,043

	$3,873	$3,751	$3,380

	2011	2010

Profit
Revenues	$1,814	$1,341
Operating and other expenses	(761)	(601)
Provision for income and resource taxes	(181)	(165)

Profit	$872	$575

Cash flow
Operating activities	$1,047	$794
Investing activities	(292)	(168)
Financing activities	(10)	24
Distributions to Teck	(767)	(654)
Effect of exchange rates on cash	2	(4)

Increase (decrease) in cash	$(20)	$(8)

We have commitments of approximately $167 million over the next five years relating to our interests in joint ventures.

26.	ACCOUNTING FOR FINANCIAL INSTRUMENTS

a)	Financial Risk Management

Our activities expose us to a variety of financial risks, which include foreign exchange risk, interest rate risk, commodity price risk, credit risk, liquidity risk and other risks associated with capital markets. From time to time, we may use foreign exchange, commodity price, and interest rate contracts to manage exposure to fluctuations in these variables. We do not have a practice of trading derivatives. Our use of derivatives is based on established practices and parameters to mitigate risk and is subject to the oversight of our Hedging Committee and our Board of Directors.

Liquidity Risk

Liquidity risk arises from our general and capital financing needs. We have planning, budgeting and forecasting processes to help determine our funding requirements to meet various contractual and other obligations. Note 17 details our available credit facilities as at December 31, 2011.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2011 are as follows:

	Less Than			More Than
(Cdn$ in millions)	1 Year	2-3 Years	4-5 Years	5 Years	Total

Trade accounts payable, accrued liabilities and dividends payable	$1,670	$-	$-	$-	$1,670
Debt (Note 17)	359	558	1,004	5,300	7,221
Estimated interest payments on debt	385	752	654	2,397	4,188

Foreign Exchange Risk

We operate on an international basis and therefore, foreign exchange risk exposures arise from transactions denominated in a foreign currency. Our foreign exchange risk arises primarily with respect to the U.S. dollar and to a lesser extent, the Chilean peso. Our cash flows from Canadian and Chilean operations are exposed to foreign exchange risk as commodity sales are denominated in U.S. dollars, and the majority of operating expenses are denominated in local currencies.

We hedge a portion of our U.S. dollar denominated future cash flows on a quarterly basis with U.S. dollar forward sales contracts. We have elected not to actively manage other foreign exchange exposures at this time.

We also have various investments in U.S. dollar foreign operations, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our U.S. dollar denominated debt as a hedge against net investments in foreign operations. As at December 31, 2011, $6.6 billion of U.S. dollar debt was designated in this manner.

U.S. dollar financial instruments subject to foreign exchange risk:

(US$ in millions)	2011	2010

Cash	$792	$68
Accounts receivable	588	390
Accounts payable	(269)	(253)
U.S. dollar forward sales contracts, net of forward purchase contracts	(185)	(419)
Long-term debt, net of discounts and prepayment rights	(6,605)	(4,794)
Net investment in self-sustaining foreign operations	8,450	5,389

Net U.S. dollar assets (liabilities) exposed	$2,771	$381

26.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (continued)

As at December 31, 2011, with other variables unchanged, a $0.10 strengthening (weakening) of the Canadian dollar against the U.S. dollar would have a $7 million effect (2010 – $45 million) on profit before tax resulting from our financial instruments. There would also be a $19 million (2010 – $42 million) decrease (increase) in other comprehensive income from our U.S. dollar forward sales contracts designated as cash flow hedges and there would be a $215 million (2010 – $51 million) decrease (increase) in other comprehensive income resulting from our net U.S. dollar investments in self-sustaining operations.

Interest Rate Risk

Our interest rate risk mainly arises from our cash and cash equivalents. Our interest rate management policy is generally to borrow at fixed rates. However, floating rate funding may be used to fund short-term operating cash flow requirements or, in conjunction with fixed to floating interest rate swaps, be used to offset interest rate risk from our cash. The fair value of fixed-rate debt fluctuates with changes in market interest rates, but unless we make a prepayment, the cash flows, denominated in U.S. dollars, do not. Cash flows related to floating rate debt fluctuate with changes in market interest rates, but the fair value, denominated in U.S. dollars, does not (Note 17).

We separately value the prepayment options on our 2016 and 2019 notes (Note 12). The value of these options fluctuates with both market interest rates and our credit spread.

Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates.

The fair value of our derivative interest rate swap changes with fluctuations in market interest rates.

As at December 31, 2011, with other variables unchanged, a 1% change in the LIBOR rate would have a $2 million effect (2010 – $2 million) on profit. There would be no effect on other comprehensive income.

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices. At the balance sheet date, we had zinc and lead forward contracts outstanding.

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by final pricing adjustments to receivables and payables and forward contracts for zinc and lead.

The following represents the effect of financial instruments on profit attributable to shareholders from a 10% increase to commodity prices, based on the December 31, 2011 prices. There is no effect on other comprehensive income.

	Price on December 31,		Increase in Profit Attributable to Shareholders
(Cdn$ in millions, except for US$/lb data)	2011	2010	2011	2010
Copper	US$3.43	US$4.39/lb	$34	$25
Zinc	US$0.83	US$1.11/lb	2	6
Lead	US$0.90	US$1.17/lb	1	-

26.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (continued)

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. Our primary counterparties related to our money market investments and derivative contracts carry investment grade ratings as assessed by external rating agencies. There is ongoing review to evaluate the creditworthiness of these counterparties. We manage credit risk for trade and other receivables through established credit monitoring activities. We do not have a significant concentration of credit risk with any single counterparty or group of counterparties. Our maximum exposure to credit risk at the reporting date is the carrying value of our cash and cash equivalents, receivables and derivative assets. While we are exposed to credit losses due to the non-performance of our counterparties, we do not consider this to be a material risk.

b)	Factoring of Trade Receivables

In 2011, we renewed a US$150 million facility with a third-party for the sales of certain trade receivables from export coal sales. We have accounted for these transactions as a sale since we have transferred the risks and rewards of ownership over the receivables. Accordingly, we have derecognized the receivables at the date of the transactions. Total receivables sold during 2011 under the facility were US$422 million (2010 – US$652 million) none of which had due dates falling after December 31, 2011. No gain or loss has been recognized on these transactions during 2011 or 2010.

c)	Derivative Financial Instruments and Hedges

Sale and Purchase Contracts

Sales and purchases of metals in concentrates and cathodes are recognized on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivables and payables will vary as prices for the underlying commodities vary in the metal markets. These pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains for purchases) in a declining price environment and are recorded as other operating income (expense). The profit impact of gains and losses on these contracts is mitigated by smelter price participation, royalty interests, taxes and non-controlling interests. It should be noted that while these effects arise on the sale of concentrates, we also purchase concentrates at our Trail operation where the opposite effects occur.

The table below outlines our outstanding receivable and payable positions, which were provisionally valued at December 31, 2011 and at December 31, 2010, respectively.

	Outstanding at		Outstanding at
	December 31, 2011		December 31, 2010
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Receivable positions
Copper	164	3.43	98	4.39
Zinc	184	0.83	140	1.11
Lead	41	0.90	2	1.17
Payable positions
Zinc payable	108	0.83	35	1.11
Lead payable	10	0.90	2	1.17

At December 31, 2011, total outstanding settlement receivables were $559 million and total outstanding settlement payables were $35 million, both of which are included in trade accounts receivable and trade accounts payable, respectively, on the consolidated balance sheet.

26.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (continued)

Economic Hedge Contracts

We entered into lead forward sales contracts to mitigate the risk of price changes for a portion of our concentrate sales. These contracts economically lock in prices for a portion of our lead sales. We do not apply hedge accounting to commodity forward sales contracts.

Certain customers purchase refined zinc and lead products at fixed forward prices from our smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.

26.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (continued)

The fair value of our fixed commodity forward sale and purchase contracts is calculated using a discounted cash flow method based on forward metal prices. A summary of our free-standing derivative contracts and related fair values as at December 31, 2011 is as follows:

	2012	2013	Total	Fair Value Asset (Liability) (Cdn$ in millions)

Derivatives not designated as hedging instruments

Zinc (millions of lbs)
Fixed forward sales contracts	5	-	5
Average price (US$/lb)	0.63	-	0.63	$(2)

Zinc (millions of lbs)
Fixed forward purchase contracts	18	-	18
Average price (US$/lb)	0.89	-	0.89	-

Lead (millions of lbs)
Fixed forward sales contracts	6	-	6
Average price (US$/lb)	0.92	-	0.92	-

Lead (millions of lbs)
Fixed forward purchase contracts	16	-	16
Average price (US$/lb)	1.03	-	1.03	(2)

Interest rate contracts (millions of US$)	104	-	104	3

U.S. dollars (millions of US$)
Forward sales contracts	2	4	6
Average rate (CLP/US$)	551	664	613	1

				-
Derivatives designated as cash flow hedges
U.S. dollars (millions of US$)
Forward sales contracts	185	-	185
Average rate (Cdn$/US$)	1.02	-	1.02	1

				$1

Derivatives designated as cash flow hedges are recorded in trade accounts receivable on the consolidated balance sheet. Free-standing derivatives not designated as hedging instruments are recorded in trade accounts receivable of $3 million, other assets of $1 million, and trade accounts payable and accrued liabilities of $4 million on the consolidated balance sheet.

26.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (continued)

In addition to the above, one of our road and port contracts contains a contingent zinc escalation payment that is considered to be an embedded derivative. The fair value of this embedded derivative was $3 million at December 31, 2011 (2010 - $18 million), and is included in other liabilities and provisions on the consolidated balance sheet.

Prepayment Rights on Notes Due 2016 and 2019

Our 2016 and 2019 notes (Note 17(b)) include prepayment rights that are considered to be embedded derivatives. At December 31, 2011, these prepayment rights are recorded as other assets (Note 12) on the balance sheet at a fair value of $313 million based on current market interest rates for similar instruments and our credit spread. Changes in the fair value of the embedded derivatives are recorded in non-operating income (expense). In 2011, we recorded a gain of $146 million (2010 – $168 million) based on the increase in value of these rights. In 2010, we wrote off $66 million of the value of these rights on the repurchase of the underlying notes (Note 17(f)).

Derivatives Not Designated as Hedging Instruments

(Cdn$ in millions)	2011

	Zinc Forward Sales and Purchases	Copper Forward Sales	Debt Prepayment Option	Other	Settlements Receivable and Payable	Total

Amount of gain recognized in other operating income (expense)	$7	$-	$-	$-	$(210)	$(203)
Amount of gain recognized in non-operating income (expense)	$-	$-	$146	$2	$-	$148

(Cdn$ in millions)	2010

	Zinc Forward Sales and Purchases	Copper Forward Sales	Debt Prepayment Option	Other	Settlements Receivable and Payable	Total

Amount of gain recognized in other operating income (expense)	$8	$-	$-	$-	$116	$124
Amount of gain recognized in non-operating income (expense)	$-	$-	$168	$5	$-	$173

Hedges

Cash flow hedges

At December 31, 2011, U.S. dollar forward sales contracts with a notional amount of US$185 million remained outstanding. The contracts mature in early 2012. These contracts have been designated as cash flow hedges of a portion of our future cash flows from anticipated U.S. dollar coal sales. We have determined that they are highly effective hedges from inception to December 31, 2011.

Unrealized gains and losses on the majority of our U.S. dollar forward sales contracts are recorded in other comprehensive income. Realized gains and losses on settled contracts are recorded in revenue.

26.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (continued)

The following table provides information regarding the effect of U.S. dollar forward sales contracts that are derivative instruments designated as cash flow hedges on our consolidated statements of income and comprehensive income in 2011 and 2010:

(Cdn$ in millions)	2011	2010

Gains recognized in OCI (effective portion)	$-	$11
Gains reclassified from AOCI into income (effective portion)	6	27
Location of gains reclassified from AOCI into income	Revenue	Revenue

Net investment hedge

Our hedges of net investments in foreign operations were effective, and no ineffectiveness was recognized in profit for the period.

27.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 –	Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Marketable equity securities are valued using quoted market prices in active markets, obtained from securities exchanges. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 –	Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 –	Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

27.	FAIR VALUE MEASUREMENTS (continued)

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2011 and 2010 are summarized in the following table:

(Cdn$ in millions)	2011				2010

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Marketable equity securities	$511	$-	$-	$511	$347	$-	$-	$347
Marketable debt securities	-	-	14	14	-	-	15	15
Settlements receivable	-	559	-	559	-	652	-	652
Derivative instruments	-	318	-	318	-	195	-	195

	$511	$877	$14	$1,402	$347	$847	$15	$1,209

Financial liabilities
Derivative instruments	-	7	-	7	$-	$48	$-	$48
Settlements payable	-	35	-	35	-	87	-	87

	$-	$42	$-	$42	$-	$135	$-	$135

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made during the years ended December 31, 2011 or 2010.

28.	CAPITAL RISK MANAGEMENT

We manage the equity and long-term debt on our balance sheet as part of our capital risk management program. Our capital management objectives are to maintain access to the capital we require to operate and grow our business, while minimizing the cost of such capital. Our debt is rated investment grade by independent rating agencies who assess, among other things, our ability to meet our interest and principal obligations and our financial policies. These policies include, over the medium and long term, a target debt to debt plus equity ratio of less than 30% and a target ratio of debt to EBITDA of below 2.5. These ratios are expected to vary from their target levels from time to time reflecting commodity price cycles and corporate activity, including the development of major projects.

As at December 31, 2011, our debt to debt plus equity ratio was 28% (2010 – 24%) and our debt to EBITDA ratio was 1.3 (2010 – 1.2).

Currently, there are no externally imposed financial ratio covenants in our notes. Covenants would come into effect should our credit rating fall below investment grade or should we incur an event of default. Our revolving credit facility maintains financial ratio covenant requirements, which were met as at December 31, 2011 (Note 17(d)).

We manage the risk of not meeting our financial targets through the issuance and repayment of debt and equity capital, as well as through the ongoing management of operations, investments and capital expenditures.

29.	KEY MANAGEMENT COMPENSATION

Key Management includes directors and senior vice presidents. The compensation for key management in respect of employee services is as follows:

(Cdn$ in millions)	2011	2010

Salaries, director fees and other short-term benefits	$12	$12
Post-employment benefits	3	2
Share-based compensation	(8)	25

	$7	$39

30.	SUBSEQUENT EVENT

Acquisition of SilverBirch Energy

On January 9, 2012, we announced the acquisition of SilverBirch Energy (“SilverBirch”) by way of a plan of arrangement under the Canadian Business Corporation Act. Under the arrangement, SilverBirch shareholders will receive Cdn$8.50 in cash and one share of a new company, SilverWillow Energy Corporation (“SilverWillow”), per SilverBirch common share. SilverWillow will hold substantially all of the assets of SilverBirch other than SilverBirch’s 50% interest in the Frontier and Equinox oils sands project. In connection with the arrangement, we will contribute to SilverWillow Cdn$25 million in working capital and its 50% interest in several oil sands leases that are currently jointly owned with SilverBirch. The Board of Directors of SilverBirch has unanimously approved the plan of arrangement and recommends that SilverBirch shareholders vote in favour of it. Completion of this project is subject to receipt of the necessary regulatory approvals and approval by SilverBirch shareholders, as well as other customary conditions. The transaction is expected to close on or before April 16, 2012, and result in a cash outlay of $435 million.

31.	FIRST-TIME ADOPTION OF IFRS

a)	First-time Adoption Exemptions Applied

IFRS 1, which governs the first-time adoption of IFRS, generally requires accounting policies to be applied retrospectively to determine the opening balance sheet on our transition date of January 1, 2010, but allows certain exemptions on the transition to IFRS. The elections we have chosen to apply and that are considered significant to the company include decisions to:

▪	not restate previous business combinations and the accounting thereof;

▪
measure property, plant and equipment associated with the Duck Pond and Pend Oreille operations at deemed cost, being the carrying value of property, plant and equipment at the date of previously recorded impairments;

▪
recognize all cumulative actuarial gains and losses on defined benefit pension plans and non-pension post-retirement benefit plans as at January 1, 2010, the date of transition, within retained earnings;

▪	not apply IFRS 2, Share-based Payments to liabilities arising from share-based payment transactions that were settled before January 1, 2010;

▪
apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”) as of the date of transition to IFRS. IFRIC 1 requires specified changes in decommissioning, restoration or similar liabilities to be added to or deducted from the cost of the asset to which it relates and the adjusted depreciable amount of the asset to then be depreciated prospectively over its remaining useful life;

▪	apply the requirements of IAS 23, Borrowing Costs to capitalize borrowing costs on qualifying assets effective June 1, 2009;

31.	FIRST-TIME ADOPTION OF IFRS (continued)

▪	reset the cumulative translation difference reserve for all foreign operations to zero at the date of transition to IFRS; and

▪	not retrospectively apply the requirements of IAS 32, Financial Instruments - Presentation to compound financial instruments settled before January 1, 2010.

b)	Reconciliation of Equity

A reconciliation between Canadian GAAP and IFRS Equity as at January 1, 2010 (date of transition to IFRS) and December 31, 2010 is provided below.

(Cdn$ in millions)	Note	January 1, 2010	December 31, 2010

Equity under Canadian GAAP		$14,591	$16,176
Decommissioning and restoration provisions	(i)	175	142
Borrowing costs	(ii)	(54)	(44)
Employee benefits	(iii)	(363)	(445)
Financial instruments	(iv)	(32)	(19)
Foreign currency translation	(v)	(2)	(41)
Reversal of impairment	(vi)	22	22
Provisions	(vii)	(4)	(6)
Income and resources taxes	(viii)	124	110
Total IFRS adjustments to equity		(134)	(281)

Equity under IFRS		$14,457	$15,895

The following paragraphs explain the significant differences between Canadian GAAP and the current IFRS accounting policies applied by the Company. These differences result in the adjustments in the table above.

i)	Decommissioning and restoration provisions

The adjustment on transition to IFRS measures the decommissioning and restoration provision (referred to as an Asset Retirement Obligation under Canadian GAAP) in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). We applied the IFRS 1 exemption to not retrospectively apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities. This optional exemption allowed us to apply a short-cut method and record an adjustment for the opening depreciated cost of the decommissioning and restoration asset under IFRS on transition. Accordingly, we recorded an adjustment to increase the decommissioning and restoration provision asset by $65 million and an adjustment to reduce the decommissioning and restoration provision liability by $110 million for a total adjustment that increased equity by $175 million on transition to IFRS.

As at December 31, 2010, the adjustment to equity includes those noted above for decommissioning and restoration provisions and the adjustments described below in the comprehensive income reconciliation.

ii)	Borrowing costs

Under Canadian GAAP, borrowing costs can be capitalized for investments accounted for using the equity method, provided that the investee has activities in progress necessary to commence its planned principal operations, and the investee’s activities include the use of funds from the investor to acquire qualifying assets for its operations. Under IFRS, capitalization of borrowing costs by the parent on projects being performed by an associate is not permitted, as an investment in an associate is not considered a qualifying asset. Borrowing costs may only be capitalized if the associate has its own borrowings and a qualifying asset. Accordingly, we have recorded an adjustment of $54 million on transition to reverse all borrowing costs previously capitalized under Canadian GAAP for the Fort Hills Oil Sands Project.

31.	FIRST-TIME ADOPTION OF IFRS (continued)

We have selected June 1, 2009 as the date we will begin applying IAS 23, Borrowing Costs to capitalize borrowing costs on qualifying projects. As at January 1, 2010, no qualifying projects that commenced after June 1, 2009 had material expenditures and, accordingly, did not result in the capitalization of any borrowing costs.

As at December 31, 2010, the adjustment to equity includes the adjustment noted above for borrowing costs and the adjustments described below in the comprehensive income reconciliation.

iii)	Employee benefits

Actuarial gains and losses result from differences between the actuarial liabilities and the amounts recorded in the financial statements. IFRS 1 allows for an optional exemption on first-time adoption of IFRS to recognize all previously recorded unamortized actuarial gains and losses immediately to retained earnings on the transition date. If this exemption is not taken, actuarial gains and losses would have to be calculated under IFRS from the inception of each of our defined benefit pension and non-pension post-retirement benefit plans. We have elected to take this exemption, and thus have recognized cumulative unamortized actuarial gains and losses into retained earnings for all defined benefit pension and non-pension post-retirement benefit plans on transition to IFRS. This reduced our IFRS equity by $287 million on January 1, 2010.

Under Canadian GAAP, past service costs are deferred and amortized on a straight line basis over the expected average remaining service life of employee. IFRS requires all vested past service costs to be immediately recognized into profit. An adjustment of $76 million was recorded to expense all vested past service costs into retained earnings on transition.

As at December 31, 2010, the adjustment to equity includes those noted above for employee benefits and the adjustments described below in the comprehensive income reconciliation.

iv)	Financial instruments

Under Canadian GAAP, when the quantity to be purchased (or notional amount) in a contract that otherwise meets the definition of a derivative is not specified or otherwise determinable, the arrangement does not meet the definition of a derivative. Under IFRS, there is no similar exclusion, and as such, if the quantity to be purchased is not specified, a reliable estimate would be required and if a reliable estimate could not be made, the whole contract would be accounted for as a derivative. As a result of this difference, an additional embedded derivative was recorded on transition to IFRS. This reduced equity by $32 million on January 1, 2010.

As at December 31, 2010, this embedded derivative was marked to market through profit and loss and accordingly the equity impact increased. Refer to the discussion below in the comprehensive income reconciliation.

v)	Foreign currency translation

The foreign currency adjustment of $2 million relates to integrated foreign operations under Canadian GAAP. IFRS does not distinguish between integrated and self-sustaining foreign operations and the current rate method is required to be applied to all entities where the functional currency is different from the presentation currency, resulting in an adjustment on transition to IFRS. This applies to only a few of our foreign exploration operations.

As at December 31, 2010, the adjustment to equity includes the one noted above for foreign currency and the adjustments described below in the comprehensive income reconciliation.

vi)	Reversal of impairment

Under IFRS, impairment losses recognized must be reversed if the circumstances leading to the impairment change and cause the impairment to be reduced. This is not permitted under Canadian GAAP. This applies to property, plant and equipment, as well as to exploration and evaluation assets. An adjustment of $22 million has been recorded on transition to IFRS to reverse an impairment loss previously recorded for an exploration and evaluation property that is no longer impaired at the date of transition to IFRS. No additional impairment reversals were identified on transition to IFRS.

As at December 31, 2010, no additional impairment reversals were identified under IFRS.

31.	FIRST-TIME ADOPTION OF IFRS (continued)

vii)	Provisions

On transition to IFRS on January 1, 2010, an additional provision was identified under IAS 37 relating to a constructive obligation. Accordingly, a provision of $4 million was recorded on January 1, 2010.

As at December 31, 2010, the adjustment to equity includes the one noted above for provisions and the adjustments described below in the comprehensive income reconciliation.

viii)	Income and resource taxes

The income and resource taxes adjustment as at January 1, 2010 includes the following items:

▪
Tax effect of IFRS adjustments – An adjustment of $65 million relating to the deferred income and resource tax impact of the Canadian GAAP and IFRS reconciling differences discussed above was recorded, increasing equity on transition to IFRS.

▪
Reversal of a deferred tax liability on acquisition of an asset – Under IFRS, deferred taxes cannot be recognized for the acquisition of assets that do not constitute a business combination. There is no similar prohibition under Canadian GAAP. Accordingly, on transition to IFRS, we have reversed the deferred tax liability recorded on the acquisition of an asset in a prior period that did not constitute a business combination. This increased equity by $6 million on transition to IFRS.

▪
Differences on what constitutes an income tax – The definition of what constitutes an income tax is different under IFRS and Canadian GAAP. As a result, two items have been identified that will be accounted for differently under IFRS. The first is the workers’ participation at Antamina, which was accounted for as an income tax under Canadian GAAP. Worker’s participation will no longer be considered an income tax under IFRS and will instead be accounted for as an employee benefit. As a result, an adjustment of $12 million has been recorded to derecognize the deferred tax liability relating to our share of Antamina’s workers’ participation and increase equity on transition to IFRS. The second item is the Alaska Mining License Tax (“AMLT”), which was accounted for as an operating cost under Canadian GAAP. AMLT is considered a resource tax accounted for as an income tax under IFRS and accordingly, an adjustment has been recorded to recognize a deferred tax liability of $20 million for AMLT and reduce equity on transition to IFRS.

▪
Uncertain tax positions – The recognition and measurement of uncertain tax positions is interpreted differently under IFRS compared to Canadian GAAP. Under IFRS there is no specific standard relating to uncertain tax positions and therefore, we have applied the recognition and measurement criteria for provisions in IAS 37 to account for uncertain tax positions. As a result, an adjustment has been recorded to recognize additional assets from uncertain tax positions on transition to IFRS. This increased equity by $61 million on transition to IFRS.

As at December 31, 2010, the adjustment to equity includes those noted above for income and resource taxes and the adjustments described below in the comprehensive income reconciliation.

31.	FIRST-TIME ADOPTION OF IFRS (continued)

c)	Reconciliation of Total Comprehensive Income

A reconciliation between the Canadian GAAP and IFRS total comprehensive income for the year ended December 31, 2010 is provided below.

(Cdn$ in millions)	Note	Year ended December 31, 2010

Total comprehensive income under Canadian GAAP		$1,928
Profit adjustments
Decommissioning and restoration provision	(i)	(33)
Employee benefits	(ii)	37
Financial instruments	(iii)	13
Foreign exchange	(iv)	(13)
Borrowing costs	(v)	10
Provisions	(vi)	(2)
Income and resource taxes	(vii)	(51)

Other comprehensive income adjustments
Currency translation adjustments	(viii)	(26)
Employee benefits	(ix)	(119)
Income and resource taxes	(x)	37

Total IFRS adjustments to comprehensive income		(147)

Total comprehensive income under IFRS		$1,781

i)	Decommissioning and restoration provision

Under IFRS, the decommissioning and restoration provision is required to be recalculated using a new discount rate at each reporting period. The change in the discount rate for operating sites is adjusted through the decommissioning and restoration provision asset and decommissioning and restoration provision liability. The change in the discount rate for dormant sites is adjusted through profit and loss and the decommissioning and restoration provision liability. The change in the discount rate for dormant sites reduced comprehensive income by $28 million for the year ended December 31, 2010. The decommissioning and restoration provision asset amortization and decommissioning and restoration provision accretion expense increased by $5 million for the year ended December 31, 2010, compared to Canadian GAAP.

ii)	Employee benefits – amortization of actuarial gains (losses)

As noted above, we applied the IFRS 1 optional exemption to recognize cumulative actuarial gains (losses) into retained earnings on transition to IFRS. Accordingly, the amortization of the cumulative actuarial gains (losses) recorded under the corridor method (see below) for Canadian GAAP has been reversed under IFRS. This increased comprehensive income by $37 million for the year ended December 31, 2010, compared to Canadian GAAP.

iii)	Financial instruments

As noted above, we recorded an additional embedded derivative on transition to IFRS on January 1, 2010. This embedded derivative is marked to market every reporting period under IFRS and accordingly, gains of $13 million were recorded for the year ended December 31, 2010.

31.	FIRST-TIME ADOPTION OF IFRS (continued)

iv)	Foreign exchange

On transition to IFRS, we reversed a deferred tax liability relating to the acquisition of an asset that did not constitute a business combination under IFRS. This deferred tax liability was recorded in U.S. dollars and the foreign exchange was recorded through profit and loss under Canadian GAAP. Since this deferred tax liability was reversed on January 1, 2010, the foreign exchange recorded under Canadian GAAP has also been reversed. This reduced comprehensive income by approximately $14 million for the year ended December 31, 2010. This is partially offset by $1 million in foreign exchange gains recorded as a result of the change to the current rate method for all foreign subsidiaries, as discussed above.

v)	Borrowing costs

We have selected June 1, 2009 as the date we will begin applying IAS 23, Borrowing Costs to capitalize borrowing costs on qualifying projects. For the year ended December 31, 2010, $10 million of borrowing costs were capitalized for qualifying assets at Highland Valley Copper and Teck Coal.

vi)	Provisions

The adjustment to comprehensive income for the year ended December 31, 2010 included the recording of an additional provision identified during the fourth quarter of approximately $2 million relating to a constructive obligation identified under IAS 37.

vii)	Income and resource taxes – profit adjustments

The income and resource taxes adjustment for the year ended December 31, 2010 includes an adjustment related to the change in treatment of AMLT to a resource tax accounted for as an income tax and the tax effect of the IFRS adjustments noted above. In addition, adjustments were made in the year ended December 31, 2010 for uncertain tax positions, which are measured differently under IFRS (refer to discussion above under equity reconciliation), and differences in the treatment of workers’ participation under IFRS compared to Canadian GAAP.

viii)	Currency translation adjustments

Certain of the IFRS adjustments are denominated in U.S. dollars as they arise in entities with a U.S. dollar functional currency. Foreign currency translation adjustments arise when translating these adjustments to Canadian dollars on consolidation. The foreign exchange impact has been calculated for all non-Canadian dollar adjustments and has been recorded in other comprehensive income through the foreign currency translation adjustment.

ix)	Employee benefits – actuarial gains (losses)

Under Canadian GAAP, there are two methods of recognition of actuarial gains or losses. The actuarial gains and losses can either be deferred and then amortized using the corridor method, or recognized immediately into profit. Under Canadian GAAP, we applied the corridor method for recognizing actuarial gains and losses. Under this method, cumulative differences which are greater than 10% of either the fair value of the plan assets or the accrued benefit obligation, whichever is greater, are amortized over the average remaining service life of the related employees. IFRS provides an additional option for recognizing actuarial gains and losses where an entity can recognize actuarial gains and losses through other comprehensive income and directly into retained earnings. Under IFRS, our accounting policy is to recognize actuarial gains and losses through other comprehensive income and immediately into retained earnings. Accordingly, we have recorded an adjustment of $119 million to other comprehensive income for the year ended December 31, 2010.

x)	Income and resource taxes – other comprehensive income adjustments

The income and resource tax adjustment to other comprehensive income relates to the tax impact of the actuarial gains (losses) recognized in other comprehensive income for the year ended December 31, 2010.

31.	FIRST-TIME ADOPTION OF IFRS (continued)

d)	Statement of Cash Flows

The IFRS transition adjustments noted above did not have an impact on cash and cash equivalents.

The only change in cash and cash equivalents is as a result of our accounting policy to proportionately consolidate joint ventures, including jointly controlled entities. The Galore Creek Partnership (“Galore Creek”) in which we own a 50% partnership interest was previously equity accounted under Canadian GAAP as a variable interest entity and is now proportionately consolidated under IFRS as a jointly controlled entity. This change does not impact IFRS equity on January 1, 2010 or throughout 2010 and does not impact comprehensive income in 2010. The change does impact cash and cash equivalents as we proportionately consolidate Galore Creek’s cash balance under IFRS. Cash and cash equivalents increased by $2 million on January 1, 2010 and were not impacted as at December 31, 2010 as a result of this change.

We present cash interest paid as a financing activity in our statements of cash flows under IFRS. Under Canadian GAAP, cash interest paid was included as an operating activity. This change in classification under IFRS increased our cash flow from operating activities and decreased our cash flow from financing activities by $533 million for the year ended December 31, 2010 compared to Canadian GAAP. There is no net impact on cash and cash equivalents as a result of this presentation change.

e)	Financial Statement Presentation Changes

The transition to IFRS has resulted in numerous financial statement presentation changes in our financial statements, most significantly on the consolidated statement of income. The changes to the balance sheet relate to the further break-out of balances on the face of the balance sheet including retirement benefit provisions, deferred tax assets and investments in associates. In addition, we combined components of other assets and our investment balance into the financial and other assets line. The changes to our cash flow statement are outlined above.

The following is a summary of the significant changes to our consolidated statement of income:

▪
Expenses by function and nature – our statement of income presents expenses by function. Accordingly, depreciation and amortization is no longer presented as a separate item on the statement of income but is included in cost of sales.

▪
Other operating income (expense) includes items we consider to be related to the operation of our business, such as pricing adjustments from settlement receivables, share-based compensation, commodity derivatives, gains or losses on sale of operating assets, and provisions for our closed properties. Non-operating income (expense) includes items we consider to arise from financial and other matters and includes items such as foreign exchange, debt refinancing costs, marketable securities gains and losses, and gains and losses on the revaluation on other derivatives.

▪
Finance expense – under IFRS, finance expense includes interest on debt, accretion expense for decommissioning and restoration and other provisions and interest associated with pension and post-retirement benefit obligations. Accretion and interest associated with pension and post-retirement benefit obligations were previously included in cost of sales and general and administration expense.

▪	Finance income – finance income under IFRS includes interest income and return on pension plan assets.

The above changes are reclassifications within our statement of income so there is no net impact to our profit as a result of these changes.

32.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION

Teck Metals Ltd. (“Teck Metals”), a wholly owned subsidiary of Teck Resources Limited (“Teck,” or “our”), provides a full and unconditional guarantee or the equivalent in respect of substantially all of our outstanding indebtedness for borrowed money.

The following tables set forth condensed consolidating financial information for Teck Metals as at December 31, 2011, December 31, 2010 and January 1, 2010. The information is presented with separate columns for: (i) Teck; (ii) Teck Metals; (iii) our other subsidiaries on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts. The investments in subsidiaries held by Teck, Teck Metals and other non-guarantor subsidiaries have been accounted for using the equity method of accounting. Compañia Minera Antamina (“Antamina”) is not considered a subsidiary and, as such, our share of Antamina’s results and balances are included in consolidation adjustments in the following tables.

32.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

As at December 31, 2011

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	53	1,002	3,275	75	4,405
Current income and resource taxes receivable	7	12	82	-	101
Trade accounts receivable	6,743	144	10,106	(15,751)	1,242
Inventories	21	406	1,162	52	1,641

	6,824	1,564	14,625	(15,624)	7,389

Financial and other assets	2,124	1,200	1,717	(3,903)	1,138
Investments in associates	27,142	23,907	459	(50,793)	715
Property, plant and equipment	558	940	20,761	891	23,150
Deferred income and resource tax assets	-	-	31	149	180
Goodwill	-	-	1,647	-	1,647

	36,648	27,611	39,240	(69,280)	34,219

Trade accounts payable and other liabilities	9,185	6,193	2,145	(16,088)	1,435
Dividends payable	235	-	-	-	235
Current income and resource taxes payable	-	-	59	34	93
Debt	203	-	40	116	359

	9,623	6,193	2,244	(15,938)	2,122

Debt	7,887	1,802	216	(3,229)	6,676
Deferred income and resource tax liabilities	1,349	1,789	2,138	66	5,342
Retirement benefit liabilities	36	284	371	-	691
Other liabilities and provisions	32	209	1,210	44	1,495

	18,927	10,277	6,179	(19,057)	16,326
Equity
Attributable to shareholders of the company	17,721	17,334	32,889	(50,223)	17,721
Attributable to non-controlling interests	-	-	172	-	172

	17,721	17,334	33,061	(50,223)	17,893

	36,648	27,611	39,240	(69,280)	34,219

32.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Year Ended December 31, 2011

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING STATEMENT OF INCOME INFORMATION
Revenues	142	2,002	8,821	549	11,514
Cost of sales	(108)	(1,793)	(4,752)	16	(6,637)

Gross profit	34	209	4,069	565	4,877
Other operating expenses
General and administration	(90)	(15)	(19)	(1)	(125)
Exploration	(18)	(1)	(85)	(1)	(105)
Research and development	(4)	(13)	-	-	(17)
Other operating income (expense)	18	13	(104)	(101)	(174)

Profit (loss) from operations	(60)	193	3,861	462	4,456
Finance income	117	136	56	(196)	113
Finance expense	(578)	(172)	(77)	232	(595)
Non-operating income (expense)	(169)	211	(41)	196	197
Share of profit (losses) of associates	3,538	2,013	388	(5,944)	(5)

Profit before tax	2,848	2,381	4,187	(5,250)	4,166
Provision for income and resource taxes	(180)	(513)	(541)	(164)	(1,398)

Profit for the year	2,668	1,868	3,646	(5,414)	2,768

Profit attributable to:
Shareholders of the company	2,668	1,868	3,546	(5,414)	2,668
Non-controlling interests	-	-	100	-	100

Profit for the year	2,668	1,868	3,646	(5,414)	2,768

32.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Year Ended December 31, 2011

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
Operating activities	(532)	488	6,031	(2,030)	3,957
Investing activities
Purchase of property, plant and equipment	(77)	(51)	(936)	(172)	(1,236)
Purchase of financial investments and
other assets	(378)	(5)	(80)	-	(463)
Proceeds from the sale of investments
and other assets	47	17	225	-	289
Decrease in restricted cash	-	-	-	-	-

	(408)	(39)	(791)	(172)	(1,410)
Financing activities
Issuance of debt	1,907	-	-	-	1,907
Repayment of debt	(54)	-	(42)	(8)	(104)
Debt interest paid	(370)	-	(5)	(2)	(377)
Issuance of Class B subordinate voting shares	4	-	-	-	4
Purchase and cancellation of Class B
subordinate voting shares	(171)	-	-	-	(171)
Dividends paid	(354)	-	-	-	(354)
Distributions to non-controlling interests	-	-	(54)	-	(54)
Interdivision distributions	-	420	(2,648)	2,228	-

	962	420	(2,749)	2,218	851
Effect of exchange rate changes on cash and
cash equivalents	16	138	20	1	175

Increase in cash and cash equivalents	38	1,007	2,511	17	3,573

Cash and cash equivalents at beginning of year	15	(5)	764	58	832

Cash and cash equivalents at end of year	53	1,002	3,275	75	4,405

32.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

As at December 31, 2010

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	15	(5)	764	58	832
Current income and resource taxes receivable	4	5	7	-	16
Trade accounts receivable	5,935	102	7,267	(12,226)	1,078
Inventories	23	408	908	35	1,374

	5,977	510	8,946	(12,133)	3,300

Financial and other assets	1,740	1,151	3,416	(5,502)	805
Investments in associates	23,347	21,893	338	(44,919)	659
Property, plant and equipment	517	903	20,146	743	22,309
Deferred income and resource tax assets	-	-	17	328	345
Goodwill	-	-	1,637	-	1,637

	31,581	24,457	34,500	(61,483)	29,055

Trade accounts payable and other liabilities	6,446	5,658	1,553	(12,310)	1,347
Dividends payable	177	-	-	-	177
Current income and resource taxes payable	2	17	130	12	161
Debt	-	-	38	27	65

	6,625	5,675	1,721	(12,271)	1,750

Debt	7,922	1,765	206	(5,010)	4,883
Deferred income and resource tax liabilities	1,215	1,347	2,256	81	4,899
Retirement benefit liabilities	26	239	275	2	542
Other liabilities and provisions	20	146	894	26	1,086

	15,808	9,172	5,352	(17,172)	13,160
Equity
Attributable to shareholders of the company	15,773	15,285	29,026	(44,311)	15,773
Attributable to non-controlling interests	-	-	122	-	122

	15,773	15,285	29,148	(44,311)	15,895

	31,581	24,457	34,500	(61,483)	29,055

32.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Year Ended December 31, 2010

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING STATEMENT OF INCOME INFORMATION
Revenues	135	1,476	7,201	411	9,223
Cost of sales	(99)	(1,384)	(4,207)	(11)	(5,701)

Gross profit	36	92	2,994	400	3,522
Other operating expenses
General and administration	(95)	(34)	(8)	-	(137)
Exploration	(11)	-	(45)	-	(56)
Research and development	(2)	(10)	(8)	-	(20)
Other operating income (expense)	(788)	591	214	623	640

Profit (loss) from operations	(860)	639	3,147	1,023	3,949
Finance income	86	130	43	(164)	95
Finance expense	(735)	(157)	(25)	226	(691)
Non-operating income (expense)	582	53	6	(1,059)	(418)
Share of profit (losses) of associates	2,726	1,874	320	(4,925)	(5)

Profit before tax	1,799	2,539	3,491	(4,899)	2,930
Provision for income and resource taxes	21	(431)	(440)	(144)	(994)

Profit for the year	1,820	2,108	3,051	(5,043)	1,936

Profit attributable to:
Shareholders of the company	1,820	2,108	2,935	(5,043)	1,820
Non-controlling interests	-	-	116	-	116

Profit for the year	1,820	2,108	3,051	(5,043)	1,936

32.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Year Ended December 31, 2010

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
Operating activities	3,353	470	3,557	(4,106)	3,274
Investing activities
Purchase of property, plant and equipment	(67)	(48)	(626)	(69)	(810)
Purchase of financial investments and
other assets	(39)	-	(7)	-	(46)
Proceeds from the sale of investments
and other assets	148	826	265	-	1,239
Decrease in restricted cash	91	-	-	-	91

	133	778	(368)	(69)	474
Financing activities
Issuance of debt	1,537	-	-	23	1,560
Repayment of debt	(5,019)	-	(35)	-	(5,054)
Debt interest paid	(525)	-	(7)	(1)	(533)
Issuance of Class B subordinate voting shares	33	-	-	-	33
Purchase and cancellation of Class B
subordinate voting shares	-	-	-	-	-
Dividends paid	(118)	-	-	-	(118)
Distributions to non-controlling interests	-	-	(89)	-	(89)
Interdivision distributions	-	(1,310)	(2,839)	4,149	-

	(4,092)	(1,310)	(2,970)	4,171	(4,201)
Effect of exchange rate changes on cash and
cash equivalents	-	-	(42)	(4)	(46)

Increase (decrease) in cash and
cash equivalents	(606)	(62)	177	(8)	(499)

Cash and cash equivalents at beginning of year	621	57	587	66	1,331

Cash and cash equivalents at end of year	15	(5)	764	58	832

32.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

As at January 1, 2010

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	621	54	586	70	1,331
Current income and resource taxes receivable	1	5	32	-	38
Trade accounts receivable	7,087	76	4,464	(10,692)	935
Inventories	22	391	907	46	1,366

	7,731	526	5,989	(10,576)	3,670

Financial and other assets	1,650	1,226	3,066	(5,314)	628
Investments in associates	21,222	20,734	421	(41,727)	650
Property, plant and equipment	489	1,031	20,321	726	22,567
Deferred income and resource tax assets	-	-	59	234	293
Goodwill	-	-	1,662	-	1,662

	31,092	23,517	31,518	(56,657)	29,470

Trade accounts payable and other liabilities	4,685	6,769	439	(10,797)	1,096
Dividends payable	-	-	-	-	-
Current income and resource taxes payable	-	9	12	128	149
Debt	1,078	-	32	11	1,121

	5,763	6,778	483	(10,658)	2,366

Debt	9,676	2,087	284	(5,163)	6,884
Deferred income and resource tax liabilities	1,242	912	2,420	79	4,653
Retirement benefit liabilities	27	202	235	3	467
Other liabilities and provisions	28	95	479	41	643

	16,736	10,074	3,901	(15,698)	15,013
Equity
Attributable to shareholders of the company	14,356	13,443	27,517	(40,959)	14,357
Attributable to non-controlling interests	-	-	100	-	100

	14,356	13,443	27,617	(40,959)	14,457

	31,092	23,517	31,518	(56,657)	29,470